AGREEMENT AND PLAN OF MERGER

by and among

BE&K, INC.,

KBR, INC.

and

WHITEHAWK SUB, INC.

Dated as of May 6, 2008

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EXHIBITS

Exhibit A	Balance Sheets Determining Expected Adjusted Stockholders’ Equity

Exhibit B	Form of Escrow Agreement

Exhibit C-1	Form of Opinion of Andrews Kurth LLP

Exhibit C-2	Form of Opinion of KBR’s General Counsel

Exhibit D	Form of Opinion of Bradley Arant Rose & White LLP

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GLOSSARY OF DEFINED TERMS

Defined Terms	Where Defined

Acquisition Proposal	Section 5.3(a)
Adjusted Stockholders’ Equity	Section 2.4(a)
Adjusted Stockholders’ Equity Adjustment Methodology	Section 2.4(a)
Adjustment Statement	Section 2.4(b)(i)
Affiliate	Section 9.9(b)
Agreement	Preamble
Antitrust Laws	Section 5.2(c)
Applicable Laws	Section 3.6(a)
Appraisal Shares	Section 2.5
BE&K	Preamble
BE&K Accounting Month	Section 2.4(b)(ii)
BE&K Benefit Plans	Section 3.12(a)
BE&K Board Recommendation	Section 3.3
BE&K Class A Common Stock	Section 2.1(b)
BE&K Class B Common Stock	Section 2.1(c)
BE&K Disclosure Letter	Article 3
BE&K Material Contracts	Section 3.17(a)
BE&K P&M Contracts	Section 3.17(a)
BE&K Permits	Section 3.6(b)
BE&K Preferred Stock	Section 2.1(d)
BE&K Real Property	Section 3.6(c)
BE&K Stockholder Approval	Section 3.3
BE&K Stockholders	Section 2.1(e)
Business Day	Section 9.9(c)
Certificate	Section 2.7(b)
Certificate of Merger	Section 1.2
Change in Recommendation	Section 5.3(b)
Claim	Section 2.5
Claim Notice	Section 2.5
Class A Per Share Consideration	Section 2.1(f)(i)
Class B Per Share Consideration	Section 2.1(f)(ii)
Closing	Section 1.2
Closing Adjusted Stockholders’ Equity	Section 2.4(b)(i)
Closing Date	Section 1.2
Closing Date Purchase Price	Section 2.2
Code	Section 3.11(a)(v)
Company VEBA	Section 3.12(g)
Confidentiality Agreement	Section 5.5
Control	Section 9.9(d)
D&O Insurance	Section 5.9(b)
DGCL	Recital A
Damages	Section 8.2(a)(i)
Daugava Hotel Interest	Section 8.2(a)(iii)

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Defined Terms	Where Defined

De Minimis Losses	Section 8.2(b)(i)
Deemed Appraisal Amount	Section 2.2
Effective Time	Section 1.2
Enumerated Actions	Section 5.1
Environmental Laws	Section 3.14(a)
ERISA	Section 3.12(a)
ERISA Affiliate	Section 3.12(a)
Escrow Agent	Section 2.5
Escrow Agreement	Section 2.5
Exchange Fund	Section 2.7(a)
Excluded Businesses	Section 8.2(a)(iii)
Excluded Business Escrow Fund	Section 2.5
Expected Adjusted Stockholders’ Equity	Section 2.4(a)
Expense Escrow Fund	Section 2.5
Final Adjustment Statement	Section 2.4(b)(iii)
Final Adjusted Stockholders’ Equity	Section 2.4(b)(iii)
Final Purchase Price	Section 2.2
Financial Statements	Section 3.8(a)
GAAP	Section 2.4(a)
Government Prime Contractor	Section 3.18(a)
Government Contracts	Section 3.18(a)
Government Subcontractor	Section 3.18(a)
Governmental Agency	Section 3.6(b)
Hazardous Materials	Section 3.14(b)
Holdback Amount	Section 2.7(b)
HSR Act	Section 3.7(b)
Indebtedness	Section 3.17(a)
Indemnified Person	Section 5.9(a)
Indemnity Escrow Fund	Section 2.5
Indemnification Threshold	Section 8.2(b)(i)
Initial Purchase Price	Section 2.2
KBR	Preamble
KBR Disclosure Letter	Article 4
KBR Indemnified Parties	Section 8.2(a)
KBR Plans	Section 5.4(c)
knowledge	Section 9.9(a)
Liens	Section 3.7(a)
Material Adverse Effect	Section 9.9(e)
Maximum Premium	Section 5.9(b)
Merger	Recital A
Merger Consideration	Section 2.1(f)(iv)
Merger Sub	Preamble
Most Recent Balance Sheet	Section 3.8(a)
Neutral Auditor	Section 2.4(e)(iii)
Non-Subsidiary Entity	Section 3.5(a)

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Defined Terms	Where Defined

Non-Subsidiary Operating Entity	Section 3.5(a)
North Star	Section 5.14
North Star Escrow	Section 8.2(a)(iii)
North Star Payment Obligations	Section 5.14
North Star Sale	Section 5.14
Notice of Intended Change in Recommendation	Section 5.3(b)
Objection Notice	Section 2.5
Party	Preamble
Paying Agent	Section 2.7(a)
Permitted Liens	Section 3.19(b)
Person	Section 9.9(f)
Project	Section 3.27
Project Contracts	Section 3.17(a)
Resolution Period	Section 2.4(b)(iv)
Rintekno	Section 8.2(a)(iii)
Rintekno Escrow	Section 8.2(a)(iii)
Rintekno Purchase Agreement	Section 8.2(a)(iii)
Section 262	Section 2.6
Stockholders’ Representatives	Section 2.3(a)
Subsidiary	Section 9.9(g)
Superior Proposal	Section 5.3(b)
Support Agreement	Recital B
Survival Period	Section 8.1(a)
Surviving Company	Section 1.1
Tax	Section 3.11(a)(i)
Tax Records	Section 3.11(a)(iii)
Tax Return	Section 3.11(a)(iv)
Taxing Authority	Section 3.11(a)(ii)
Termination Date	Section 7.2(a)
Third Party Claim	Section 8.2(f)
Transaction Expenses	Section 5.6

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AGREEMENT AND PLAN OF MERGER

          THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 6, 2008, is by and among BE&K, Inc., a Delaware corporation (“BE&K”), KBR, Inc., a Delaware corporation (“KBR”), and Whitehawk Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of KBR (“Merger Sub”, and each of the foregoing a “Party” and collectively the “Parties”).

RECITALS:

          A.          The respective boards of directors of BE&K, KBR and Merger Sub have each approved this Agreement, providing for the acquisition by KBR of BE&K, through the merger of Merger Sub with and into BE&K, with BE&K surviving such merger (the “Merger”), as a wholly owned subsidiary of KBR, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), upon the terms and subject to the conditions set forth herein, and have adopted and declared advisable this Agreement;

          B.          Concurrently with the execution of this Agreement, as a condition and an inducement to KBR’s and Merger Sub’s willingness to enter into this Agreement, certain stockholders of BE&K are entering into support agreements with KBR (each a “Support Agreement”), pursuant to which such stockholders have agreed to support the Merger upon the terms and conditions set forth therein.

          In consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the Parties hereby agree as follows:

ARTICLE 1
THE MERGER; CLOSING

           Section 1.1      The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into BE&K. The Merger shall have the effects specified herein and in the DGCL. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and BE&K shall continue as the surviving entity of the Merger (the “Surviving Company”), and as an indirect wholly owned Subsidiary of KBR.

           Section 1.2      Closing; Effective Time. Subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article 6 (other than those conditions that by their terms cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions), the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on July 1, 2008. If on July 1, 2008 such conditions have not been so satisfied or waived, then the Closing shall take place as promptly as practicable thereafter (and in any event within two Business Days) after the satisfaction or, if permissible, waiver of the conditions set forth in Article 6 (other than those conditions that by their terms cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions). The Closing of the transactions contemplated by this Agreement shall take place at the offices of Andrews Kurth LLP in Houston, Texas, at 8:00 a.m., Houston time, on the date of the Closing, or at such other place and time as BE&K and KBR shall agree. As part of the Closing, the Parties shall cause the Merger to be consummated by duly filing a certificate of merger

 (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in such form as is required by, and executed in accordance with the relevant provisions of, the DGCL (the date and time of such filing being the “Effective Time”) and as mutually agreed to by BE&K and KBR. The date of the Closing is herein called the “Closing Date”.

           Section 1.3      Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the real estate, property, rights, privileges, powers, franchises and other assets of BE&K and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations and duties of BE&K and Merger Sub shall be the debts, liabilities, obligations and duties of the Surviving Company.

           Section 1.4      Governing Instruments; Directors and Officers of the Surviving Company.

                    (a)          The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Company until duly amended in accordance with its terms and the DGCL, except that the name of the corporation as specified in such certificate of incorporation shall be amended to read as “BE&K, Inc.”.

                    (b)          The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until duly amended in accordance with its terms and the DGCL, except that the name of the corporation as specified in such bylaws shall be amended to read as “BE&K, Inc.”.

                    (c)          The directors of Merger Sub and the officers of BE&K (other than those who Merger Sub determines shall not remain as officers of the Surviving Company), in each case, as of the Effective Time, shall be the initial directors and officers, respectively, of the Surviving Company from the Effective Time until their respective successors have been duly elected or appointed in accordance with the certificate of incorporation and bylaws of the Surviving Company and the DGCL.

ARTICLE 2
CONVERSION OF SECURITIES

           Section 2.1      Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of KBR, Merger Sub, BE&K or the holders of any of the following securities:

                    (a)          Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01, of the Surviving Company.

                    (b)          Each share of Class A common stock, par value $1.00 per share, of BE&K (the “BE&K Class A Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of BE&K Class A Common Stock to be canceled pursuant to Section 2.1(d) or that constitute Appraisal Shares) shall be converted into the right to receive in cash an amount per share equal to the Class A Per Share

Consideration. The actual amount of the applicable Merger Consideration attributable to any particular holder of shares of BE&K Class A Common Stock shall be the number of shares of BE&K Class A Common Stock owned by such holder times the Class A Per Share Consideration, rounded to the nearest $.01.

                    (c)          Each share of Class B common stock, par value $1.00 per share, of BE&K (the “BE&K Class B Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of BE&K Class B Common Stock to be canceled pursuant to Section 2.1(d) or that constitute Appraisal Shares) shall be converted into the right to receive in cash an amount per share equal to the Class B Per Share Consideration. The actual amount of the applicable Merger Consideration attributable to any particular holder of shares of BE&K Class B Common Stock shall be the number of shares of BE&K Class B Common Stock owned by such holder times the Class B Per Share Consideration, rounded to the nearest $.01.

                    (d)          Each share of BE&K Class A Common Stock, BE&K Class B Common Stock and Series A preferred stock, par value $1.00 per share, of BE&K (the “BE&K Preferred Stock”) held in the treasury of BE&K, or owned by any direct or indirect Subsidiary of BE&K, in each case immediately prior to the Effective Time, shall be canceled without any conversion thereof and no consideration shall be paid with respect thereto.

                    (e)          From and after the Effective Time, the holders of BE&K Class A Common Stock and BE&K Class B Common Stock outstanding immediately prior to the Effective Time (the “BE&K Stockholders”) shall cease to have any rights with respect to such capital stock except for the right to receive the Merger Consideration in respect of such capital stock and except as otherwise provided herein or by the DGCL. At the Effective Time, the transfer books of BE&K shall be closed and, thereafter, there shall be no further registration of transfers of BE&K Class A Common Stock or BE&K Class B Common Stock.

                    (f)          For purposes of this Agreement, each of the following terms has the meaning set forth below:

                         (i) “Class A Per Share Consideration” means the dollar amount (rounded to the nearest $0.0001) equal to the quotient of (A) the Final Purchase Price divided by (B) the aggregate number of shares of BE&K Class A Common Stock and BE&K Class B Common Stock that are outstanding immediately prior to the Effective Time.

                         (ii) “Class B Per Share Consideration” means the dollar amount (rounded to the nearest $0.0001) equal to the quotient of (A) the Final Purchase Price divided by (B) the aggregate number of shares of BE&K Class A Common Stock and BE&K Class B Common Stock that are outstanding immediately prior to the Effective Time.

                         (iii) “Merger Consideration” means the consideration payable, pursuant to the terms of this Agreement as a result of the Merger, to the holders of BE&K Class A Common Stock and BE&K Class B Common Stock, other than Appraisal Shares.

           Section 2.2      Purchase Price. The aggregate consideration to be received by the BE&K Stockholders in the Merger is to consist of the sum of $550,000,000, less the Deemed Appraisal Amount (the “Initial Purchase Price”). The Initial Purchase Price shall be adjusted pursuant to Section 2.4(b) (as so adjusted, the “Final Purchase Price”). The “Deemed Appraisal Amount” means the aggregate dollar amount equal to the sum of (as a simultaneous calculation for clauses (i) and (ii)) (i) the product of the number of Appraisal Shares that are comprised of BE&K Class A Common Stock, multiplied by the Class A Per Share Consideration that would have been calculated had there been no Appraisal Shares that are comprised of BE&K Class A Common Stock, and (ii) the product of the number of Appraisal Shares that are comprised of BE&K Class B Common Stock, multiplied by the Class B Per Share Consideration that would have been calculated had there been no Appraisal Shares that are comprised of BE&K Class B Common Stock.

           Section 2.3      Stockholders’ Representatives.

                    (a)          In order to efficiently administer the activities of the parties under this Agreement and the Escrow Agreement from and after the Effective Time, BE&K hereby designates (and such designation shall become effective automatically upon the BE&K Stockholder Approval having been obtained), and the BE&K Stockholders, by virtue of their acceptance of any of their Merger Consideration pursuant to this Agreement, accept, ratify and agree to the designation of, T. Michael Goodrich, Theodore C. Kennedy and Clyde M. Smith as representatives for the BE&K Stockholders (the “Stockholders’ Representatives”), and hereby and thereby authorize the Stockholders’ Representatives to act on behalf of the BE&K Stockholders at and after the Closing: (i) to take all actions necessary to determine the Final Purchase Price in accordance with Section 2.4, including, without limitation, authorizing or consenting to distributions out of the Holdback Amount; (ii) to take all actions necessary in connection with the defense and/or settlement of any claims for which indemnification may be sought by KBR pursuant to Article 8 hereof; (iii) to give and receive all notices required to be given under this Agreement or the Escrow Agreement; (iv) to draw upon the Expense Escrow Fund provided for in Section 2.5 in their discretion for the purposes contemplated by this Agreement without the consent of KBR or the BE&K Stockholders; (v) to authorize disbursements from the Indemnity Escrow Fund and the Excluded Business Escrow Fund in accordance with this Agreement and the Escrow Agreement; (vi) to object to, to litigate, to arbitrate, to negotiate and enter into settlements and compromises of, and to comply with orders of courts or arbitrators with respect to, Claims made by any KBR Indemnified Parties pursuant to Article 8; (vii) to provide instructions to the Escrow Agent under the Escrow Agreement; and (viii) to take any and all additional actions as are necessary or appropriate in the judgment of the Stockholders’ Representatives for the accomplishment of the foregoing or as contemplated to be taken by them under by the terms of this Agreement and the Escrow Agreement. In so acting, all decisions of the Stockholders’ Representatives for all purposes of this Agreement and the Escrow Agreement shall be taken by the affirmative vote (or written consent) of a majority of the individuals then holding the title of a Stockholders’ Representative, on a per capita basis.

                    (b)          If any Stockholders’ Representative dies, becomes unable to perform his or her responsibilities hereunder or resigns from such position, the remaining Stockholders’ Representatives shall, by majority vote on a per capita basis, appoint a substitute Stockholders’ Representative and shall promptly notify KBR and the Escrow Agent thereof in writing.

                    (c)          No bond shall be required of the Stockholders’ Representatives, and the Stockholders’ Representatives shall receive no compensation for their services, but they may be reimbursed from the Escrow Expense Fund for any out-of-pocket expenses actually incurred by them in the performance of their duties as Stockholders’ Representatives.

                    (d)          KBR shall be entitled to rely conclusively on the instructions of a majority of the Stockholders’ Representatives for each and every action purported to be taken by the Stockholders’ Representatives hereunder and under the Escrow Agreement, without any duty of inquiry, and none of the Stockholders’ Representatives or any of the BE&K Stockholders shall have any cause of action against KBR or any of its Affiliates for any action taken, or not taken, by KBR in reliance upon the instructions or decisions of a majority of the Stockholders’ Representatives. In all notices and instructions to KBR by the Stockholders’ Representatives, the Stockholders’ Representatives shall certify that a majority of the then existing Stockholders’ Representatives have approved of such notice or instruction.

                    (e)          The provisions of this Section 2.3 shall be binding upon the executors, heirs, legal representatives and successors of each BE&K Stockholder, and any references in this Agreement to a BE&K Stockholder shall mean and include the successors to the rights of such BE&K Stockholder hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

                    (f)          Upon request of the Stockholders’ Representatives and/or the Escrow Agent, each BE&K Stockholder shall complete, execute and provide to the Stockholders’ Representatives and/or the Escrow Agent, as applicable, certified tax identification numbers by furnishing IRS Forms W-9 (or Forms W-8, in the case of non-U.S. persons) and other forms, documents and information as the Stockholders’ Representatives and/or the Escrow Agent may reasonably require in order to disburse any amounts from the Indemnity Escrow Fund, the Excluded Business Escrow Fund or the Expense Escrow Fund to such BE&K Stockholder, and each of the BE&K Stockholders agrees that if such documentation is not so certified and provided, the Escrow Agent may be required by the Code to withhold and promptly remit to the Internal Revenue Service a portion of any interest or other income earned on the investment of the Indemnity Escrow Fund, the Excluded Business Escrow Fund or the Expense Escrow Fund.

                    (g)          All decisions and actions by the Stockholders’ Representatives, including, without limitation, any agreement between the Stockholders’ Representatives and KBR relating to the defense or settlement of any Claims for which indemnity may be sought by any of the KBR Indemnified Parties pursuant to Article 8, shall be binding upon all of the BE&K Stockholders, and no BE&K Stockholder shall have (A) the right to object, protest or otherwise contest the same or (B) any cause of action against the Stockholders’ Representatives for any action taken, decision made or instruction given by the Stockholders’ Representatives under this Agreement or the Escrow Agreement while acting in good faith, except for intentional fraud or willful breach of this Agreement or the Escrow Agreement by the Stockholders’ Representatives.

                    (h)          Each BE&K Stockholder agrees to indemnify and hold harmless the Stockholders’ Representatives severally, pro rata in accordance with each BE&K Stockholder’s ownership of the capital stock of BE&K immediately prior to the Effective Time, and not jointly, from and against any and all (A) reasonable expenses incurred by the Stockholders’ Representatives in connection with the performance or administration of the Stockholders’ Representatives’ duties hereunder, (B) reasonable legal fees, accounting fees and other fees and expenses incurred by the Stockholders’ Representatives in connection with the performance or administration of the Stockholders’ Representatives’ duties hereunder, which legal fees are hereby authorized by the BE&K Stockholders, and (C) any damages or expenses asserted against, resulting to, or imposed upon, or incurred or suffered by the Stockholders’ Representatives without intentional fraud or willful misconduct on the part of the Stockholders’ Representatives, and arising out of or in connection with the acceptance, performance or administration of the Stockholders’ Representatives’ duties hereunder. If the Stockholders’ Representatives are entitled to indemnification under this Section 2.3, the Stockholders’ Representatives shall first cause the Escrow Agent to pay such amounts from the Expense Escrow Fund. If, at the time that the BE&K Stockholders are entitled to a distribution from the Indemnity Escrow Fund or the Excluded Business Escrow Fund, any BE&K Stockholder shall not have paid an obligation due to the Stockholders’ Representatives pursuant to this Agreement, and such obligation cannot be satisfied from the Expense Escrow Fund, the Stockholders’ Representatives may direct the Escrow Agent (as part of the distribution instruction given with respect to such distribution) to distribute to the Stockholders’ Representatives the amount of such BE&K Stockholder’s obligation up to the amount distributable to such BE&K Stockholder, and such distribution to the Stockholders’ Representative shall be in full satisfaction of such obligation to the extent of the amount so distributed.

                    (i)          The Stockholders’ Representatives shall have no obligation to the BE&K Stockholders to contest any Claim, or take any other action hereunder or under the Escrow Agreement requiring the expenditure of funds by the Stockholders’ Representatives unless the Stockholders’ Representatives determine that the amount of the Expense Escrow Fund is sufficient to pay such expenditures or an indemnity or other security satisfactory to the Stockholder Representatives in their sole discretion is provided by some or all of the BE&K Stockholders.

           Section 2.4      Closing Purchase Price Adjustments and Procedures.

                    (a)          The Parties have agreed that the Adjusted Stockholders’ Equity of BE&K and its Subsidiaries on a consolidated basis, after giving effect on a pro forma basis to (i) the disposition of the Excluded Businesses and (ii) the effectuation of all of the actions contemplated by Sections 5.14 and 5.16, is expected to be $74,560,431 as of March 30, 2008 (the “Expected Adjusted Stockholders’ Equity”). Such dollar amount has been determined based on the pro forma balance sheets comprising Exhibit A hereto and has been calculated in accordance with GAAP, subject to the accounting principles and adjustments set forth in Exhibit A hereto (the “Adjusted Stockholders’ Equity Adjustment Methodology”). However, upon completion of the audit of BE&K’s consolidated financial statements for the year ended March 30, 2008, BE&K and KBR shall cooperate and work together to amend and restate the Expected Adjusted Stockholders’ Equity to take into account adjustments made from the preliminary consolidated financial statements of BE&K, utilized for purposes of determining the Expected Adjusted Stockholders’ Equity for purposes of this Agreement, in completing such audited financial statements. In addition, BE&K and KBR shall cooperate and work together to amend and restate the Expected Adjusted Stockholders’ Equity to update and adjust the expected Tax costs and other Tax impacts associated with the distribution to the BE&K Stockholders of the Daugava Hotel Interest as

contemplated by Section 5.14 of the BE&K Disclosure Schedule, based on the actual terms of such distribution. For purposes of this Agreement, “Adjusted Stockholders’ Equity” means the total assets minus the total liabilities as of a specified date of BE&K and its Subsidiaries on a consolidated basis, as determined in accordance with the Adjusted Stockholders’ Equity Adjustment Methodology and after giving effect to (x) the disposition of the Excluded Businesses and (y) the effectuation of all of the actions contemplated by Sections 5.14 and 5.16. GAAP, subject to the Adjusted Stockholders’ Equity Adjustment Methodology, shall be used in the determination of the Closing Adjusted Stockholders’ Equity. For purposes of this Agreement, “GAAP” means U.S. generally accepted accounting principles, as in effect at the times relevant for the preparation of the particular financial statements in question (which, for purposes of Adjusted Stockholders’ Equity, shall be deemed to mean as of March 30, 2008). All determinations of Adjusted Stockholders’ Equity, Expected Adjusted Stockholders’ Equity, Closing Adjusted Stockholders Equity and Final Adjusted Stockholders’ Equity (and any related determinations of income for periods relevant to such determination) shall be made disregarding the effect of (i) any accounting or tax elections or adjustments made at or subsequent to the Closing, including any such elections or adjustments that are to be retroactive to a date prior to the Closing, and (ii) any restructuring or similar charge resulting from operational or other changes made at or subsequent to the Closing, in each case other than with respect to Taxes associated with the transactions contemplated by Section 5.14 of the BE&K Disclosure Schedule.

                    (b)          The Initial Purchase Price shall be adjusted as follows:

                          (i)          Within 60 days after the Closing Date, KBR shall, or shall cause BE&K to, prepare and deliver to the Stockholders’ Representatives a statement (the “Adjustment Statement”) that shall set forth KBR’s calculation of Adjusted Stockholders’ Equity, as of the Closing Date (in accordance with the provisions of paragraph (ii) below), prepared in accordance with the Adjusted Stockholders’ Equity Adjustment Methodology (the “Closing Adjusted Stockholders’ Equity”). The Adjustment Statement shall include a reasonably detailed calculation of the Closing Adjusted Stockholders’ Equity.

                          (ii)          If the Closing Date occurs on the first Business Day of a BE&K Accounting Month, then the Closing Adjusted Stockholders’ Equity shall be determined as of the last day of the immediately preceding BE&K Accounting Month. If the Closing Date occurs on the last Business Day of a BE&K Accounting Month, then the Closing Adjusted Stockholders’ Equity shall be determined as of the last day of such BE&K Accounting Month. If the Closing Date is on any other Business Day during a particular BE&K Accounting Month, the Closing Adjusted Stockholders’ Equity shall be determined as follows: (A) Adjusted Stockholders’ Equity shall be determined as of both the last day of the BE&K Accounting Month immediately preceding the BE&K Accounting Month in which the Closing Date occurs and the last day of the BE&K Accounting Month in which the Closing Date occurs; (B) the difference in the amount of Adjusted Stockholders’ Equity as of such two dates shall be calculated and divided by the number of days in the BE&K Accounting Month in which the Closing Date occurs; and (C) the Adjusted Stockholders’ Equity for the BE&K Accounting Month preceding the Closing Date shall be adjusted (up if the amount of the Adjusted Stockholders’ Equity at of the end of the BE&K Accounting Month in which the Closing

Date occurs is greater than the amount of Adjusted Stockholders’ Equity at the end of the BE&K Accounting Month preceding the BE&K Accounting Month in which the Closing Date occurs, or down if the amount of the Adjusted Stockholders’ Equity at of the end of the BE&K Accounting Month in which the Closing Date occurs is less than the amount of Adjusted Stockholders’ Equity at the end of the BE&K Accounting Month preceding the BE&K Accounting Month in which the Closing Date occurs) by the product of (x) the quotient determined in clause (B), multiplied by (y) the number of days that have elapsed prior to, but not including, the Closing Date in the BE&K Accounting Month in which the Closing Date occurs. For purposes of this Agreement, “BE&K Accounting Month” means an accounting month of BE&K as previously determined by BE&K in the ordinary course of business, and which was included in a listing of such months for 2008 that BE&K provided to KBR in writing prior to the date of this Agreement.

                          (iii)          After receipt of the Adjustment Statement, the Stockholders’ Representatives shall have 20 Business Days to review the factual basis, mathematical calculations and accounting methods used therein. During such 20-Business Day period, KBR and BE&K shall reasonably cooperate with the Stockholders’ Representatives and their agents and advisors in connection with review of the Adjustment Statement by the Stockholders’ Representatives and their agents and advisors by promptly providing all information and by providing access to all relevant books, records and employees of KBR and BE&K as are reasonably requested by the Stockholders’ Representatives or any of their agents or advisors in connection with their review of the Adjustment Statement and the calculation of Closing Adjusted Stockholders’ Equity. On or prior to the 20th Business Day after receipt of the Adjustment Statement, the Stockholders’ Representatives shall deliver written notice to KBR specifying in detail any disputed items and the basis therefor. Any such notice shall include only objections based on (A) errors of fact underlying the determination of Closing Adjusted Stockholders’ Equity, (B) mathematical errors in the computation of Closing Adjusted Stockholders’ Equity, and (C) Closing Adjusted Stockholders’ Equity (including any portion of the balance sheet or income statement relevant to such determination) not having been determined in accordance with the Adjusted Stockholders’ Equity Adjustment Methodology. If the Stockholders’ Representatives fail so to notify KBR of any such disputes on or prior to the 20th Business Day after receipt of the Adjustment Statement, all calculations and valuations of Closing Adjusted Stockholders’ Equity set forth on the Adjustment Statement shall be deemed accepted by the Stockholders’ Representatives and shall be final, binding, conclusive and nonappealable for all purposes of this Agreement.

                          (iv)          If the Stockholders’ Representatives so notify KBR of any disputed items on the Adjustment Statement in accordance with the above provisions, KBR and the Stockholders’ Representatives shall, over the 20 days following the date of such notice (the “Resolution Period”), attempt to resolve their differences and any written resolution by them as to any disputed item shall be final, binding, conclusive and nonappealable for all purposes of this Agreement. If at the conclusion of the Resolution Period, KBR and the Stockholders’ Representatives have not reached an agreement on the disputed items, then all items remaining in dispute shall be submitted by KBR and the Stockholders’ Representatives to Deloitte & Touche LLP, or such other accounting firm or Person as may be agreed to by KBR and the Stockholders’ Representatives (the “Neutral Auditor”). All fees and expenses relating to the work, if any, to be performed by the Neutral Auditor shall be borne 50% by the BE&K Stockholders (as a deduction to the Final Purchase Price and that shall be paid by the Paying Agent from the Holdback Amount) and 50% by KBR. The Neutral Auditor shall act as an arbitrator to determine only those items still in dispute at the end of the Resolution Period. In no event shall the Neutral Auditor’s determination be outside of the range of amounts claimed by the respective parties with respect to those items in dispute. The parties shall instruct the Neutral Auditor to render its reasoned written decision as soon as practicable but in no event later than 45 days after its engagement (which engagement shall be made no later than 10 Business Days after the end of the Resolution Period). Such decision shall be set forth in a written statement delivered to KBR and the Stockholders’ Representatives and shall be final, binding, conclusive and nonappealable for all purposes hereunder. The term “Final Adjustment Statement” shall mean the definitive Adjustment Statement agreed to (or deemed agreed to) by KBR and the Stockholders’ Representatives in accordance with Section 2.4(b)(iii) or this Section 2.4(b)(iv), or the definitive Adjustment Statement resulting from the determination made by the Neutral Auditor in accordance with this Section 2.4(b)(iv), in each case setting forth the final determination of the Closing Adjusted Stockholders’ Equity as of the Closing Date, in accordance with the Adjusted Stockholders’ Equity Adjustment Methodology (“Final Adjusted Stockholders’ Equity”).

                          (v)          If the dollar amount of the Final Adjusted Stockholders’ Equity exceeds the dollar amount of the Estimated Adjusted Stockholders’ Equity, KBR shall pay (A) to the Paying Agent for inclusion as part of the Exchange Fund an amount equal to 90% of such excess and (B) to the Escrow Agent for inclusion as part of the Indemnity Escrow Fund an amount equal to 10% of such excess. If the dollar amount of the Estimated Adjusted Stockholders’ Equity exceeds the dollar amount of the Final Adjusted Stockholders’ Equity, (C) the Paying Agent shall pay to KBR an amount from the Exchange Fund equal to 90% of such excess and (D) the Escrow Agent shall pay to KBR an amount from the Indemnity Escrow Fund equal to 10% of such excess. Amounts owing by the parties pursuant to the foregoing shall be aggregated or netted, as applicable, to minimize the number of payments. Any payments required pursuant to this Section 2.4(b)(v) shall be made by wire transfer of immediately available funds to the account designated by KBR, the Escrow Agent or the Paying Agent, as the case may be, in United States Dollars, within three Business Days after the Final Adjustment Statement has been determined. Each disbursement by the Paying Agent from the Holdback Amount (including disbursements under Section 2.4(d)) shall include interest thereon, at the rate of interest earned on the Holdback Amount under the paying agent agreement between KBR and the Paying Agent in connection with Section 2.7, from and including the Closing Date to but excluding the date of payment. All other payments due under this Section 2.4(b)(v) shall be paid together with interest, at the rate of interest earned on the Holdback Amount under the paying agent agreement between KBR and the Paying Agent in connection with Section 2.7, from and including the Closing Date to but excluding the date of payment. KBR shall work with the Paying Agent so that the Paying Agent will provide notice of such interest rate. Notwithstanding any other provision of this Agreement to the contrary, any interest payment deposited by KBR in the Exchange Fund pursuant to this Section 2.4(b)(v) and any interest earned in the Exchange Fund through the date of the Final Adjustment Statement on the portion (which may be all) of the Holdback Amount that is to be distributed to the BE&K Stockholders from the Exchange Fund shall be treated as an increase in the Final Purchase Price and distributed to the BE&K Stockholders as Merger Consideration. For purposes of clarity, except to the extent specified in the seventh and eighth sentences of Section 2.7(b), no amounts from the Holdback Amount may be distributed to the BE&K Stockholders prior to the date that is two Business Days after the last to occur of the payment of any funds due KBR in accordance with Section 2.4(d) and the payment to KBR of any funds due in accordance with Section 2.7(b) in respect of remaining North Star Payment Obligations, and any such distributions shall otherwise be in accordance with Section 2.7(b).

                    (c)           If the Closing has occurred prior to the distribution of all funds under the Escrow Agreement 1, dated February 29, 2008 between BE&K and Neste Jacobs Oy, or any other funds due to BE&K under the Rintekno Purchase Agreement (other than from the Rintekno Escrow, for which provision is made in the next sentence), then promptly after the termination of such escrow agreement or the receipt of such other funds KBR shall deposit, or cause to be deposited, with the Paying Agent a dollar amount equal to the amount of the escrow funds or such other funds, if any, received by BE&K after the Closing in accordance with the terms of such escrow agreement or the Rintekno Purchase Agreement. Promptly after the termination of the Rintekno Escrow, KBR shall deposit, or cause to be deposited, with the Paying Agent a dollar amount equal to the amount of the escrow funds, if any, received by BE&K in accordance with the terms of the escrow agreement governing the Rintekno Escrow. All such amounts so deposited shall be treated as an increase in the Final Purchase Price and distributed to the BE&K Stockholders as Merger Consideration. Promptly after the termination of the North Star Escrow, KBR shall deposit, or cause to be deposited, with the Paying Agent a dollar amount equal to the amount of the escrow funds, if any, received by BE&K or any of its wholly-owned Subsidiaries in accordance with the terms of the escrow agreement governing the North Star Escrow. Such amount so deposited shall be treated as an increase in the Final Purchase Price and distributed to the BE&K Stockholders as Merger Consideration.

                    (d)          The Parties acknowledge that there may be accounts receivable associated with North Star that are not purchased or otherwise included in the North Star Sale. In such event, KBR shall, for the 90-day period following Closing, cause the Surviving Company and its Subsidiaries to use reasonable, good faith efforts toward the collection of such receivables, subject to current write-offs and collection practices, provided, however, that none of KBR, the Surviving Company or any of its Subsidiaries shall have any responsibility or liability with regard to such collections nor be expected to incur any cost with respect to collections and none of them shall be required to initiate legal proceedings against any Person in connection with any receivable. Upon collection of any such accounts receivable during the 90 days following Closing, KBR shall cause BE&K and its Subsidiaries to use such collections to pay-off the North Star Payment Obligations. At such time as there are no longer any remaining North Star Payment Obligations, KBR shall cause any further collections of such accounts receivable during the 90 days following Closing to be deposited on a weekly basis with the Paying Agent and disbursed by the Paying Agent to the BE&K Stockholders as Merger Consideration in accordance with Section 2.7(b). Thereafter, KBR shall cause the Surviving Company and its Subsidiaries to hold any further collections on such accounts receivable and to turn over such collections and to assign any such remaining receivables as the Stockholders’ Representatives may instruct in writing (provided that the Paying Agent has released to KBR or its designee sufficient funds to pay any remaining balance then outstanding of North Star Payment Obligations in accordance with Section 2.7(b)). After the Closing, KBR shall notify the Stockholders’ Representatives every two weeks of the collection of any such accounts receivable and the use of the funds associated therewith, as contemplated by this Section 2.4(d).

           Section 2.5       Escrow Arrangement. At Closing, the sum of (a) 10% of the Initial Purchase Price (such cash, together with any subsequent deposit made by KBR in accordance with Section 2.4(b)(v), and any earnings or interest thereon, are referred to herein as the “Indemnity Escrow Fund”), (b) $5,000,000 of the Initial Purchase Price (such cash, together with any earnings or interest thereon, are referred to herein as the “Excluded Business Escrow Fund”) and (c) $3,000,000 of the Initial Purchase Price (such cash, together with any earnings or interest thereon, are referred to herein as the “Expense Escrow Fund”), shall be deposited by KBR with JPMorgan Chase Bank, National Association (or such other bank as may be mutually agreeable by KBR and BE&K), as Escrow Agent (the “Escrow Agent”), pursuant to an escrow agreement substantially in the form attached hereto as Exhibit B (the “Escrow Agreement”). KBR shall be entitled, at any time and from time to time on or prior to the day that is 18 months following the Closing Date, to submit to the Escrow Agent a claim (a “Claim Notice”) for Damages claimed pursuant to Section 8.2 (such Damages and such amounts, each a “Claim”). KBR shall be entitled, at any time and from time to time on or prior to April 1, 2010, to submit to the Escrow Agent a Claim Notice for Claims pursuant to Section 8.2(a)(iii). Any such Claim Notice submitted by KBR to the Escrow Agent shall also be simultaneously provided in writing to the Stockholders’ Representatives, and such notice shall state with particularity the nature and amount of the Claim and the basis for which KBR is entitled to compensation for such Claim under this Agreement. A Claim Notice may instruct the Escrow Agent to deliver to KBR, or its designee, in accordance with the terms of the Escrow Agreement such portion of the Indemnity Escrow Fund or the Excluded Business Escrow Fund, as appropriate, as shall satisfy the amount of such Claims by KBR; it being understood that (i) Claim Notices with respect to Claims pursuant to Sections 8.2(a)(i) or 8.2(a)(ii) may only be submitted with respect to, and paid from, the Indemnity Escrow Fund and (ii) no amounts may be paid from either the Excluded Business Escrow Fund or the Indemnity Escrow Fund with respect to Claims arising from claims made under the Rintekno Purchase Agreement or the purchase agreement to be executed in connection with the North Star Sale as described in Section 5.14 of the BE&K Disclosure Letter until all amounts in the Rintekno Escrow or the North Star Escrow, as applicable, have been paid out in accordance with their terms, provided such claims may be paid from the Rintekno Escrow or the North Star Escrow, as applicable, in accordance with their terms. The Stockholders’ Representatives may within 20 Business Days after receiving a Claim Notice give notice to KBR and the Escrow Agent of any good faith objection thereto (an “Objection Notice”). If the Stockholders’ Representatives fail to deliver timely an Objection Notice, then the Escrow Agent shall distribute to KBR such portion of the Indemnity Escrow Fund or Excluded Business Escrow Fund, as applicable, as shall satisfy such Claim described in such Claim Notice, all in accordance with the Escrow Agreement. If the Stockholders’ Representatives timely deliver an Objection Notice, then KBR and the Stockholders’ Representatives shall promptly, and in any event within 10 days after delivery of the Objection Notice, meet to attempt to resolve any disputes with respect thereto. Any unresolved disputes shall be resolved in the manner referred to in the Escrow Agreement. The Indemnity Escrow Fund, the Excluded Business Escrow Fund and the Expense Escrow Fund shall terminate, and the final payments of any amounts remaining in such funds at the time of such termination shall be made, as set forth in the Escrow Agreement. KBR shall be responsible for all fees and expenses of the Escrow Agent. Pursuant to the Escrow Agreement, the Escrow Agent shall be authorized and directed to make any payments required to be made by it as contemplated by Section 2.4(e)(iv).

           Section 2.6      Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (the “Appraisal Shares”) of BE&K Class A Common Stock and BE&K Class B Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1, but instead such holder shall be entitled to payment of the fair value of such Appraisal Shares in accordance with the provisions of Section 262. At the Effective Time, all Appraisal Shares shall no longer be outstanding, shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262. Notwithstanding anything in this Agreement to the contrary, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 shall cease and such Appraisal Shares shall no longer be considered to be Appraisal Shares, and shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 2.1, and KBR shall (i) deposit into the Exchange Fund 90% of the amount of the Deemed Appraisal Amount with respect to such former Appraisal Shares and (ii) deposit into the Indemnity Escrow Fund 10% of the amount of the Deemed Appraisal Amount with respect to such former Appraisal Shares. Promptly after the date of this Agreement, BE&K shall provide the notice contemplated by subsection (d)(2) of Section 262 to the BE&K Stockholders and otherwise comply with Section 262. BE&K shall serve prompt notice to KBR of any demands for appraisal of any shares of BE&K Class A Common Stock and BE&K Class B Common Stock, and KBR shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, BE&K shall not, without the prior written consent of KBR, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

           Section 2.7      Exchange of Certificates.

                    (a)          Prior to the Effective Time, KBR shall appoint JPMorgan Chase Bank, National Association or another comparable bank or trust company reasonably acceptable to BE&K to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration. At the Effective Time, KBR shall deposit with the Paying Agent, for the benefit of the BE&K Stockholders, cash in an amount equal to (i) the Closing Date Purchase Price less (ii) the amount of cash deposited by KBR with the Escrow Agent pursuant to the terms of Section 2.4 (such cash, together with any subsequent deposits made by KBR with the Paying Agent in accordance with Section 2.4(b)(v) and by the Escrow Agent in accordance with the Escrow Agreement, being hereinafter referred to as the “Exchange Fund”).

                    (b)          As promptly as practicable after the Effective Time (and in any event within five Business Days after the Effective Time), KBR shall cause the Paying Agent to mail to each holder of record of a certificate that immediately prior to the Effective Time represented any shares of BE&K Class A Common Stock or BE&K Class B Common (each, a “Certificate”) and that were converted into the right to receive the Merger Consideration (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such person shall pass, only upon proper delivery of the Certificates to the Paying Agent and that shall be in customary form and have such other provisions as KBR may reasonably specify and BE&K may reasonably approve before Closing) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. KBR and BE&K shall cooperate with each other to the extent practicable to facilitate the submission of letters of transmittal prior to the Closing Date such that the payment of Merger Consideration may be made as soon as practicable after the Closing. Each holder of record of a Certificate shall, upon surrender to the Paying Agent of such Certificate, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, be entitled to receive in exchange therefor the amount of cash that the number of shares of BE&K Class A Common Stock or BE&K Class B Common Stock previously represented by such Certificate shall have been converted into the right to receive pursuant to Section 2.1, and the Certificate so surrendered shall forthwith be canceled. Notwithstanding the foregoing, except as specified in the seventh and eighth sentences of this Section 2.7(b), until two Business Days after both (x) the Final Purchase Price has been determined in accordance with Section 2.4 and (y) the payment of any funds due KBR in accordance with this Section 2.7(b) because of remaining North Star Payable Obligations, the Paying Agent shall not distribute to the BE&K Stockholders from the initial deposit by KBR to the Exchange Fund a dollar amount equal to the Holdback Amount, in order that sufficient funds may be returned to KBR as contemplated by Section 2.4(b)(v) and this Section 2.7(b). For purposes of this Agreement, “Holdback Amount” means an aggregate dollar amount equal to the sum of (A) 10% of the Expected Adjusted Stockholders’ Equity and (B) the dollar amount, without any discounts, of all North Star Payment Obligations existing as of the Closing Date. If any such North Star Payment Obligations remain outstanding as of the date that is 90 days after the Closing Date, then KBR shall be entitled to instruct, in writing (with a copy thereof to the Stockholders’ Representatives), the Paying Agent to pay to KBR from the Holdback Amount such dollar amount that equals the aggregate dollar amount of all North Star Payment Obligations then remaining outstanding. After the Closing, KBR shall notify the Paying Agent and the Stockholders’ Representatives every two weeks of the collection of any accounts receivable associated with North Star and the pay-off of North Star Payment Obligations, as contemplated by Section 2.4(d), and the Paying Agent shall, upon receipt of each such notice, release (on such time periods as may be reasonably scheduled by KBR and the Stockholders’ Representatives) from such Holdback Amount an amount equal to the dollar amount of the North Star Payment Obligations so paid-off and set forth in such notices from KBR, and such released amounts shall be disbursed by the Paying Agent to the BE&K Stockholders as Merger Consideration. In addition, the Paying Agent shall disburse, as Merger Consideration, to the BE&K Stockholders, on such time periods as may be reasonably scheduled by KBR and the Stockholders’ Representatives, such dollar amounts as shall be deposited with the Paying Agent pursuant to Section 2.4(d) or Section 5.14. The Paying Agent shall deduct from the Merger Consideration otherwise then payable to each BE&K Stockholder such BE&K Stockholder’s pro rata share of the Holdback Amount. Once the Final Purchase Price has been determined in accordance with Section 2.4(b), the Paying Agent shall, upon written notice to such effect from KBR, with a copy thereof to the Stockholders’ Representatives, and after all the payments to or from the Exchange Fund contemplated by Section 2.4(b)(v) have been made in accordance with such provision, distribute the remaining portion of the Merger Consideration in the Exchange Fund (including any remaining portion of the Holdback Amount) on the terms and conditions as contemplated herein, including making a supplemental distribution to those BE&K Stockholders to whom an initial payment of a portion of the Final Purchase Price has already been made. In the event of a transfer of ownership of BE&K Class A Common Stock or BE&K Class B Common Stock that is not registered in the transfer records of BE&K, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate so surrendered is registered if, upon presentation to the Paying Agent, such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of KBR that such Taxes have been paid or are not applicable. Except as specifically provided herein with respect to the Holdback Amount, any amount paid by KBR pursuant to Section 2.4(b)(v) and to the extent contemplated in Section 2.5, no interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article 2.

                    (c)          All cash paid upon the surrender of Certificates in accordance with the terms of this Article 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of BE&K Class A Common Stock and BE&K Class B Common Stock formerly represented by such Certificates. If, after the Effective Time, any Certificate is presented to the Surviving Company or the Paying Agent for any reason, it shall be canceled against delivery of cash to the holder thereof as provided in this Article 2.

                    (d)          Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for 30 months after the Effective Time shall be delivered to KBR, upon demand, and any holders of the Certificates who have not theretofore complied with this Article 2 shall thereafter look only to KBR for, and KBR shall remain liable for, payment of their claim for the Merger Consideration in accordance with this Article 2.

                    (e)          None of KBR, Merger Sub, the Surviving Company or the Paying Agent shall be liable to any person in respect of any cash from the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered immediately prior to the date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Agency, any such Merger Consideration shall, to the extent permitted by Applicable Laws, become the property of KBR. KBR shall thereafter remain liable for payment of claims for Merger Consideration in accordance with this Article 2 by any holder of Certificates against such cash amount.

                    (f)          The Paying Agent shall invest the cash in the Exchange Fund as directed by KBR, so long as the selected investment choice is substantially comparable to an available investment choice set forth in the Escrow Agreement. Except as specifically provided herein with respect to the Holdback Amount and any amount paid by KBR pursuant to Section 2.4(b)(v), any interest and other income resulting from such investments shall be paid to KBR. KBR shall work with the Paying Agent so that the Paying Agent will make any payments required to be made by it as contemplated by Section 2.4(b)(v).

                    (g)          If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by KBR, an agreement to indemnify KBR or the posting by such Person of a bond in such reasonable amount as KBR may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto. KBR, the Surviving Company or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of BE&K Class A Common Stock and BE&K Class B Common Stock such amounts as KBR, the Surviving Company or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by KBR, the Surviving Company or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of BE&K Class A Common Stock and BE&K Class B Common Stock in respect of which such deduction and withholding was made by KBR, the Surviving Company or the Paying Agent.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES REGARDING BE&K
AND ITS SUBSIDIARIES

          Except as set forth in the disclosure letter delivered to KBR by BE&K at or prior to the execution of this Agreement (the “BE&K Disclosure Letter”) and making reference in the BE&K Disclosure Letter to the particular subsection of this Agreement to which exception is being taken (provided that any information set forth in one section or subsection of the BE&K Disclosure Letter shall be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent), BE&K represents and warrants to KBR and Merger Sub as follows:

           Section 3.1      Existence; Good Standing; Corporate Authority. BE&K is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. BE&K is duly qualified to do business and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a BE&K Material Adverse Effect. BE&K has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted.

           Section 3.2      Authorization, Validity and Effect of Agreements. BE&K has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution of this Agreement and the consummation by BE&K of the transactions contemplated hereby have been duly authorized by all requisite corporate action on behalf of BE&K, subject in the case of consummation of the Merger to the approval of this Agreement by the holders of a majority of the outstanding shares of BE&K Class A Common Stock as contemplated by Section 5.15. BE&K has duly executed and delivered this Agreement. Assuming this Agreement constitutes the valid and legally binding obligation of KBR and Merger Sub, this Agreement constitutes the valid and legally binding obligation of BE&K, enforceable against BE&K in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

           Section 3.3      Board Recommendation; Required Vote. The board of directors of BE&K, at a meeting duly called and held, has by the requisite vote under the DGCL and BE&K’s certificate of incorporation and bylaws (a) determined that this Agreement and the transactions contemplated hereby are advisable, fair to and in the best interests of the stockholders of BE&K, (b) approved and adopted this Agreement and (c) resolved to recommend that the holders of the BE&K Class A Common Stock adopt this Agreement (the “BE&K Board Recommendation”). The affirmative consent or vote of holders of a majority of the outstanding shares of BE&K Class A Common Stock is the only action of the holders of any class or series of capital stock of BE&K necessary to adopt this Agreement under the DGCL and the certificate of incorporation and bylaws of BE&K (the “BE&K Stockholder Approval”). All dividends on the BE&K Preferred Stock are current to the most recent quarterly dividend payment date, and no payment of quarterly dividends with respect to the BE&K Preferred Stock is in arrears.

           Section 3.4      Capitalization of the Company.

                    (a)          The authorized capital stock of BE&K consists of 2,900,000 shares of BE&K Class A Common Stock, 3,100,000 shares of BE&K Class B Common Stock and 25,000 shares of preferred stock, par value $1.00 per share, of BE&K, of which 6,500 shares of BE&K Preferred Stock have been designated and authorized for issuance pursuant to a Certificate of Designations of Series A Preferred Stock of BE&K, Inc. dated June 20, 1995, as amended by an Amended Certificate of Designations dated September 15, 1995. There are (i) 2,680,436 shares of BE&K Class A Common Stock issued and outstanding, (ii) 1,234,248.209 shares of BE&K Class B Common Stock issued and outstanding, (iii) 5,543 shares of BE&K Preferred Stock issued and outstanding, (iv) no shares of BE&K Class A Common Stock or BE&K Preferred Stock held in treasury by BE&K or Subsidiaries of BE&K, (v) no shares of BE&K Class B Common Stock held in treasury by BE&K and (vi) no shares of BE&K Class B Common Stock reserved for issuance under BE&K’s Key Employees Stock Purchase Plan. Except as set forth above in this Section 3.4, no shares of capital stock or other voting securities of BE&K are issued, reserved for issuance or outstanding. All of the issued and outstanding shares of BE&K Class A Common Stock, BE&K Class B Common Stock Common and BE&K Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable, and were issued in accordance with any preemptive rights that were in effect at the time of such issuance. BE&K does not have and is not bound by any outstanding subscriptions, options, warrants, calls, preemptive rights, commitments or agreements of any character calling for the purchase or issuance of any shares of BE&K Class A Common Stock, BE&K Class B Common Stock or BE&K Preferred Stock or any other, or exercisable or exchangeable for any, equity securities of BE&K or any securities representing the right to purchase or otherwise receive any shares of capital stock of BE&K. There are no shares of capital stock of BE&K subject to vesting, transfer restrictions (other than as imposed by Applicable Law), stock appreciation rights, “phantom” stock rights, performance units, or other rights that are linked to the value of capital stock of BE&K. Section 3.4(a) of the BE&K Disclosure Schedule sets forth a list of the holders of record as of March 30, 2008 of any BE&K Class A Common Stock, BE&K Class B Common Stock or BE&K Preferred Stock.

                    (b)          The issuance and sale of all of the shares of capital stock described in this Section 3.4 have been in compliance in all material respects with United States federal and state securities laws. Neither BE&K nor any of its Subsidiaries has agreed to register any securities under the Securities Act of 1933, as amended, or under any state securities law or granted registration rights to any individual or entity.

           Section 3.5      Subsidiaries.

                    (a)          BE&K does not own, directly or indirectly, any equity or other ownership interest in any corporation, partnership, limited liability company, joint venture or other entity or enterprise, except as set forth in Section 3.5 to the BE&K Disclosure Letter. Such listing in such Section 3.5 states whether such equity or other ownership interests are in a Subsidiary of BE&K or in another Person that does not constitute a Subsidiary of BE&K (a “Non-Subsidiary Entity”), and designates certain Non-Subsidiary Entities as “Non-Subsidiary Operating Entities”. BE&K is not subject to any obligation or requirement to provide material funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any of its Subsidiaries or in any Non-Subsidiary Entity. BE&K owns, directly or indirectly, each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect directors or others performing similar functions with respect to such Subsidiary) of each of its Subsidiaries. Each of the outstanding shares of capital stock, member interests, partnership interests and other equity interests of each of BE&K’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by BE&K free and clear of all Liens. The following information for each of BE&K’s Subsidiaries is set forth in Section 3.5 to the BE&K Disclosure Letter, as applicable: (i) its name and jurisdiction of incorporation or organization; (ii) its authorized capital stock or share capital; and (iii) the number of issued and outstanding shares of capital stock or share capital and the record owner(s) thereof. There are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer of any securities of any of BE&K’s Subsidiaries, nor are there outstanding any securities that are convertible into or exchangeable for any shares of capital stock or other voting securities or ownership interests of any of BE&K’s Subsidiaries. Each Subsidiary of BE&K is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate or other business entity power and authority to carry on its business as now being conducted, except where such failure, individually or in the aggregate, has not had and would not reasonably be expected to have a BE&K Material Adverse Effect. Each of BE&K’s Subsidiaries is duly qualified or licensed or admitted to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, use or leasing of its properties makes such qualification or licensing or admission necessary, other than in such jurisdictions where the failure to be so qualified or licensed or admitted, individually or in the aggregate, has not had and would not reasonably be expected to have a BE&K Material Adverse Effect.

BE&K has made available to KBR true and complete copies of the certificate of incorporation and bylaws of BE&K, as amended to the date of this Agreement, and the comparable charter and organizational documents of each Subsidiary of BE&K, in each case as amended through the date of this Agreement.

                    (b)          Each of the outstanding shares of capital stock, member interests, partnership interests and other equity interests owned by BE&K and its Subsidiaries in each Non-Subsidiary Entity is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by BE&K free and clear of all Liens. The following information with respect to each of the Non-Subsidiary Operating Entities is set forth in Section 3.5 to the BE&K Disclosure Letter, as applicable: (i) the name, type of entity and jurisdiction of incorporation or organization and (ii) the number of shares of capital stock or other share capital or equity interests owned by BE&K and its Subsidiaries, and the ownership percentage such shares or share capital or equity interests represent in such Non-Subsidiary Operating Entity. BE&K has made available to KBR, to the knowledge of BE&K, true and complete copies of the certificate of incorporation and bylaws, or comparable charter and organization documents, and any joint venture or operating agreement, of each Non-Subsidiary Operating Entity, in each case as amended through the date of this Agreement. BE&K and its Subsidiaries are in compliance in all material respects with each agreement to which it is a party and that relate to a Non-Subsidiary Operating Entity.

           Section 3.6     Compliance with Laws; Permits. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a BE&K Material Adverse Effect:

                    (a)          Neither BE&K nor any Subsidiary of BE&K is in violation of any applicable law, rule, regulation, code, ordinance, governmental determination, order, treaty, convention, governmental certification requirement or other public limitation (collectively, “Applicable Laws”), and no claim is pending or, to the knowledge of BE&K, threatened against BE&K or any Subsidiary of BE&K with respect to any such matters. No condition exists that does or could reasonably be expected to constitute a violation of or deficiency under any Applicable Law by BE&K or any Subsidiary of BE&K.

                    (b)          BE&K and each Subsidiary of BE&K hold all permits, licenses, certifications, variances, exemptions, orders, franchises and approvals of each governmental or regulatory authority, commission, board or other regulatory body, administrative agency or tribunal (“Governmental Agency”) necessary for the lawful conduct of their respective businesses (the “BE&K Permits”). All BE&K Permits are in full force and effect, there exists no defaults thereunder or breaches thereof by BE&K or any of its Subsidiaries, and BE&K has no notice or actual knowledge that such BE&K Permits will not be renewed in the ordinary course. No Governmental Agency has given, or to the knowledge of BE&K threatened to give, any notice regarding any action to terminate, cancel or reform any BE&K Permit.

                    (c)          BE&K and each Subsidiary of BE&K possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all their real property or leasehold interests in real property (“BE&K Real Property”)

as of the date of this Agreement. Section 3.6 of the BE&K Disclosure Letter sets forth a listing of all the BE&K Real Property. There exists no default or breach with respect to, and no party or Governmental Agency has taken or, to the knowledge of BE&K, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization pertaining to the BE&K Real Property.

           Section 3.7      No Conflict.

                    (a)          Neither the execution and delivery by BE&K of this Agreement nor the consummation by BE&K of the transactions contemplated by this Agreement in accordance with the terms hereof will (i) conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of BE&K, as amended and in effect on the date hereof, true, complete and correct copies of which have been provided to KBR, (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any lien, pledge, security interest, claim, charge, mortgage, deed of trust, easement, right of way, reservation, option, right of first refusal or other encumbrance (collectively, “Liens”) upon any of the properties of BE&K or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to BE&K or any of its Subsidiaries under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which BE&K or any of its Subsidiaries is a party, or by which BE&K or any of its Subsidiaries or any of their properties may be bound or affected or (iii) subject to the filings and other matters referred to in Section 3.7(b), contravene or conflict with or constitute a violation of any provision of any Applicable Law, judgment, order or decree binding upon or applicable to BE&K or any of its Subsidiaries, except as, in the case of matters described in clause (ii) or (iii), individually or in the aggregate, that have not had and are not reasonably likely to have a BE&K Material Adverse Effect.

                    (b)          Neither the execution and delivery by BE&K of this Agreement nor the consummation by BE&K of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval, qualification or authorization of, or filing or registration with, any court or Governmental Agency by BE&K or any of its Subsidiaries, other than (i) filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the filings and notifications by BE&K or any of its Subsidiaries required under applicable non-US antitrust laws set forth in Section 3.7(b) of the BE&K Disclosure Letter and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, except for any consent, approval, qualification or authorization the failure to obtain which, and for any filing or registration the failure to make which, has not had and is not reasonably likely to have a BE&K Material Adverse Effect.

                    (c)          This Agreement, the Merger and the transactions contemplated hereby do not, and will not, upon consummation of such transactions in accordance with their terms, result in any “change of control” or similar event or circumstance under (i) the terms of any BE&K P&M Contract or (ii) any contract or plan under which any employees, officers or directors of BE&K or any of its Subsidiaries are entitled to payments or benefits, which, in the case of clause (ii), gives rise to rights or benefits not otherwise available absent such change of control or similar event and requires either a cash payment or an accounting charge in accordance with GAAP, or (iii) any material BE&K Permit.

           Section 3.8      Financial Statements; Controls and Procedures.

                    (a)           Section 3.8 of the BE&K Disclosure Letter contains a copy of the (i) audited consolidated balance sheets and statements of income and cash flows of BE&K and its Subsidiaries as of, and for the years ended, April 1, 2007 and April 2, 2006 and (ii) the unaudited consolidated balance sheet of BE&K and its Subsidiaries as of March 30, 2008 (the “Most Recent Balance Sheet”), and the related statement of income for the period then ending (clauses (i) and (ii) collectively, the “Financial Statements”). Each of the Financial Statements fairly presents, in all material respects, the financial condition and the results of the operations of BE&K and its Subsidiaries, as of the dates and for the respective periods indicated. The Financial Statements have been prepared in accordance with (x) the books and records of BE&K and its Subsidiaries and (y) GAAP, as in effect at the times relevant for the preparation of such Financial Statements, applied on a consistent basis throughout the periods involved, subject, in the case of the unaudited financial statements, to normal year-end adjustments (which are in the aggregate not expected to be material to BE&K) and to the absence of notes thereto.

                    (b)           Section 3.8 of the BE&K Disclosure Letter sets forth, as of the date of this Agreement, an itemized list (including lender and amount outstanding) of all Indebtedness of BE&K and its Subsidiaries.

                    (c)          Each of BE&K and its Subsidiaries maintains books and records reflecting in all material respects its assets and liabilities and that in reasonable detail accurately and fairly reflect in all material respects the transactions and dispositions of the assets of BE&K and its Subsidiaries, and each maintains proper and adequate internal accounting controls that provide reasonable assurance that: (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of BE&K and its Subsidiaries and to maintain accountability for the consolidated assets; (iii) access to the assets of BE&K and its Subsidiaries is permitted only in accordance with management’s authorization; (iv) the reporting of the assets of BE&K and its Subsidiaries is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. BE&K’s accountants have not advised BE&K of any material deficiencies in BE&K’s internal accounting controls and procedures.

                    (d)          BE&K and its Subsidiaries are not and have not been “issuers” as defined in Section 2(a)(7) of the Sarbanes-Oxley Act of 2002, as amended, and, as such, no specific internal or external review of BE&K’s or its Subsidiaries’ internal and disclosure controls has been performed. BE&K has disclosed in writing to KBR in summary form the existence, to BE&K’s knowledge, of each of the following: (i) any material weakness in the internal controls of BE&K and its Subsidiaries that BE&K’s external auditor has advised could adversely affect BE&K and its Subsidiaries’ ability to record, process, summarize and report financial data; (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in BE&K’s and its Subsidiaries’ internal controls occurring since April 4, 2005; and (iii) any material change in the internal controls or disclosure controls and procedures of BE&K and its Subsidiaries effected since January 1, 2007.

           Section 3.9       Litigation, Decrees, Etc. There are no material actions, suits or proceedings pending against BE&K or any of its Subsidiaries or, to BE&K’s knowledge, threatened against BE&K or any of its Subsidiaries, at law or in equity or in any arbitration or similar proceedings, before or by any court, commission, board, bureau, agency or instrumentality or any arbitral or other dispute resolution body. No order, writ, fine, injunction, decree, judgment, award or determination of any court or Governmental Agency or any arbitral or other dispute resolution body has been issued or entered against BE&K or any Subsidiary of BE&K that continues to be in effect that materially affects the ownership or operation of any of their respective assets, and, since April 4, 2005, no criminal order, writ, fine, injunction, decree, judgment or determination of any court or Governmental Agency has been issued against BE&K or any Subsidiary of BE&K.

           Section 3.10     Absence of Certain Changes. From and including April 2, 2007 to the date of this Agreement, there has not been: (i) any BE&K Material Adverse Effect or (ii) (A) except as required by Applicable Law or GAAP, any material change by BE&K or any of its Subsidiaries in any of its accounting methods, principles or practices or any of its Tax methods, practices or elections applicable to BE&K’s consolidated financial statements; (B) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of BE&K or any redemption, purchase or other acquisition of any of its capital stock; (C) any split, combination or reclassification of any capital stock or membership interest or equity interest of BE&K or any of its Subsidiaries or any issuance or authorization of any issuance of any other securities in respect of, in lieu of or in substitution for such interests; (D) any material damage to or any destruction or loss of physical properties owned and used by BE&K or any of its Subsidiaries, whether or not covered by insurance; or (E) any reevaluations by BE&K or any of its Subsidiaries of any of their assets that, in accordance with GAAP, BE&K will reflect in its consolidated financial statements, including any impairment of assets, and that in the aggregate are material to them. From and including April 2, 2007, the business of BE&K and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practice and, for the period from and including April 2, 2007 until and including the date of this Agreement, none of BE&K or any of its Subsidiaries has taken any of the Enumerated Actions described in clauses (g) (other than dividends to any wholly owned Subsidiary of BE&K), (h) and (p) of Section 5.1.

           Section 3.11     Taxes.

                    (a)           For purposes of this Agreement, the following definitions shall apply:

                           (i)          “ Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including Taxes under Section 59A of the Code), custom duties, capital stock, franchise, profits, withholding, social security (or similar excises), unemployment, disability, ad valorem, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the liability for Taxes of any other person whether or not shown as due or payable on any Tax Return or Tax Records.

(ii) “Taxing Authority” means a governmental, regulatory, or administrative agency, entity or instrumentality serving as a Tax authority.

(iii) “Tax Records” means all Tax Returns and Tax-related work papers relating to BE&K and its Subsidiaries, and their assets and businesses.

                          (iv)           “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto and including any amendment thereof.

(v) “ Code” means the Internal Revenue Code of 1986, as amended.

                    (b)          Each of BE&K and its Subsidiaries has (and as of the Closing Date will have) (i) duly and timely filed or caused to be filed all Tax Returns (including any Tax Returns required to be filed by an affiliated, consolidated, combined, unitary or similar group of which BE&K or any of its Subsidiaries is or was a member), or appropriate extensions, required to be filed by or with respect to BE&K and its Subsidiaries or with respect to their assets or operations with the appropriate Taxing Authority, and each such Tax Return is true, complete and correct in all material respects, (ii) paid all Taxes due or claimed due by a Taxing Authority from or with respect to it, except such Taxes, if any, as are listed in Section 3.11 of the BE&K Disclosure Schedule and are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been made, and (iii) made all deposits required with respect to Taxes.

                    (c)          There is no action, suit, proceeding, investigation, audit, claim or assessment pending or, to the knowledge of BE&K, threatened with respect to BE&K or its Subsidiaries by any Taxing Authority in connection with any liabilities for Taxes or with respect to any Tax Returns relating to the assets or operations of BE&K or any of its Subsidiaries, and no currently effective waiver or extension of any statute of limitations as to any federal, state, local or foreign Tax matter relating to the assets or operations of each of BE&K and its Subsidiaries has been given by or requested from BE&K or its Subsidiaries with respect to any Tax year. There are no claims or assessments that were made in writing after April 2, 2006 by any Taxing Authority in any jurisdiction where neither BE&K nor its Subsidiaries file any Tax Return to the effect that BE&K or any of its Subsidiaries is or may be subject to Tax by, or is required to file any Tax Return in, that jurisdiction that remain unresolved.

                  (d)           Neither BE&K nor its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return with respect to BE&K or its Subsidiaries or with respect to their assets or operations.

                  (e)           Each of BE&K and its Subsidiaries has complied in all material respects with all Applicable Laws relating to the withholding of Taxes, and has, within the manner prescribed by Applicable Law, withheld and paid over to the proper Taxing Authorities all amounts required to be withheld and paid over and under all Applicable Laws.

                    (f)          BE&K has never been a member of an affiliated, consolidated, combined, unitary or similar group, other than as a common parent corporation, and none of BE&K’s Subsidiaries has ever been a member of an affiliated, consolidated, combined, unitary or similar group other than one of which BE&K was the common parent.

                    (g)          Neither BE&K nor any of its Subsidiaries (i) is a party to or is bound by or has any obligation under any Tax sharing agreement, Tax allocation agreement, Tax indemnity agreement, or similar Contract or arrangement or any current or potential contractual obligation to indemnify any other Person with respect to Taxes, (ii) has (x) agreed to or is required to make any adjustment pursuant to Section 481 of the Code or any similar provision of state, local or foreign Law, (y) to the Knowledge of BE&K and its Subsidiaries, received any proposal for such adjustment from any Governmental Authority or (z) any application pending with any Governmental Authority requesting permission for any changes in accounting methods as it relates to Taxes, (iii) has any liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of any Applicable Laws), as a result of being a member of a consolidated, combined, unitary or similar group (other than one of which BE&K was the common parent), as a transferee, by contract, or otherwise, or (iv) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code.

                    (h)          KBR has been provided with access to true and complete copies of (i) all U.S. and state income Tax Returns of BE&K and each of its Subsidiaries for all taxable periods ending after December 31, 2004 and (ii) all revenue agents’ reports and other similar reports relating to any audit, examination or contest of the U.S. income Tax Returns of BE&K or any of its Subsidiaries for all taxable periods ending after December 31, 2003.

                    (i)          Neither BE&K nor any of its Subsidiaries has engaged in any transaction or participated in any commercial arrangement under which the income therefrom is reportable by BE&K or any of its Subsidiaries on a deferred basis for federal or other applicable income Tax purposes under Section 453 of the Code or otherwise.

                    (j)          Neither BE&K nor any of its Subsidiaries has engaged in any transaction or taken a position that requires any disclosure on any Tax Return that constitutes a reportable transaction within the meaning of Treasury Regulations Section 1.6011-4.

                    (k)          There are no Liens for Taxes upon any of the assets of BE&K or any of its Subsidiaries (except for Permitted Liens for which adequate reserves have been established).

           Section 3.12     Employee Benefit Plans.

                    (a)           Section 3.12 of the BE&K Disclosure Letter contains a list of all BE&K Benefit Plans. The term “BE&K Benefit Plans” means all employee benefit plans and other benefit arrangements, including all “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not U.S.-based plans or arrangements, and all other employee benefit, bonus, incentive, deferred compensation, stock option, severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices, policies, arrangements or agreements, whether or not subject to ERISA and whether written or oral, sponsored, maintained or contributed to or to which BE&K or any of its ERISA Affiliates (any trade or business (whether or not incorporated) that is under common control, or that is treated as a single employer, with BE&K under Section 414(b), (c), (m), (n) or (o) of the Code (an “ERISA Affiliate”)) has any liability thereunder or to which BE&K or any of its ERISA Affiliates is a party or is required to provide benefits under Applicable Laws. BE&K has made available to KBR true and complete copies of the BE&K Benefit Plans and, if applicable, the most recent trust agreements, summary plan descriptions, funding statements, annual reports, actuarial reports, Internal Revenue Service determination or opinion letters for each such plan that intends to be tax-qualified, any correspondence within the last three years relating to any such plans with any Governmental Agencies and the prior three years of Form 5500’s.

                    (b)          The BE&K Benefit Plans comply in form and operation in all material respects with the requirements of all applicable laws, rules and regulations of any applicable jurisdiction; any BE&K Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (or is entitled to rely upon a favorable opinion letter issued by the Internal Revenue Service); there have been no breaches of fiduciary duty (and no breaches of fiduciary duty will occur as a result of any transactions contemplated by this Agreement to the extent such transactions are effected) in connection with the BE&K Benefit Plans; there are no pending or, to BE&K’s knowledge, threatened claims against or otherwise involving any BE&K Benefit Plan, and no suit, action, litigation or other claim (excluding routine claims for benefits incurred in the ordinary course of BE&K Benefit Plan activities) has been brought against or with respect to any BE&K Benefit Plan; all contributions, premiums and payments required to be made to or under the BE&K Benefit Plans have been made or provided for; with respect to any “employee pension benefit plans” (as defined in Section 3(2) of ERISA) that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the Effective Time by BE&K or any of its ERISA Affiliates: (i) neither BE&K nor any of its ERISA Affiliates has incurred any direct or indirect liability under Title IV of ERISA in connection with any termination thereof or withdrawal therefrom and (ii) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived. No “prohibited transaction” under Section 4975 of the Code or Sections 406 and 407 of ERISA, not otherwise exempt under the Code or ERISA or the subject of a “prohibited transaction” exemption, has occurred (or will occur as a result of any transactions contemplated by this Agreement to the extent such transactions are effected) with respect to any BE&K Benefit Plan.

                    (c)           No BE&K Benefit Plan (including for such purpose, any employee benefit plan described in Section 3(3) of ERISA which BE&K or its ERISA Affiliates maintained, sponsored or contributed to within the six-year period preceding the Effective Time) is (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (iii) subject to Title IV or Section 302 of ERISA or Section 412 of the Code. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall cause any payments or benefits to any employee, officer or director of BE&K to be either subject to an excise tax or non-deductible to BE&K under Sections 4999 and 280G of the Code, respectively, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered. The execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan (in connection therewith) that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee of BE&K or any of its ERISA Affiliates.

                    (d)          No BE&K Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of BE&K or any of its ERISA Affiliates for periods extending beyond their retirement or other termination of service other than coverage mandated by Applicable Laws. Each BE&K Benefit Plan may be amended or terminated without liability.

                    (e)          From and including January 1, 2008 to the date of this Agreement, except in the ordinary course of business consistent with past practice, there has not been (i) any granting, or any commitment or promise to grant, by BE&K or any of its ERISA Affiliates to any officer of BE&K or any of its ERISA Affiliates of (A) any increase in compensation or (B) any increase in severance, termination pay or change in control pay, (ii) any entry by BE&K or any its ERISA Affiliates into any employment, severance or termination or change of control agreement with any person who is an employee of BE&K or any of its ERISA Affiliates at any time on or after the date of this Agreement, (iii) any increase in, or any commitment or promise to increase, benefits payable or available under any pre-existing BE&K Benefit Plan, except in accordance with the pre-existing terms of that BE&K Benefit Plan, (iv) any establishment of, or any commitment or promise to establish, any new BE&K Benefit Plan, (v) any grant, or any commitment or promise to grant, any stock options, stock appreciation rights, performance awards, or restricted stock or unit awards, or other equity-type awards.

                    (f)          During the period from the date of this Agreement to the Effective Time, except as otherwise permitted under this Agreement, neither BE&K nor any of its ERISA Affiliates shall enter into any additional contracts, agreements or employee benefit plans or arrangements with employees, officers, directors or consultants of BE&K and/or any of its ERISA Affiliates that will create any obligation to KBR, Merger Sub, BE&K and/or any of its ERISA Affiliates or the Surviving Company after the Effective Time, or make or agree to make any material changes to any existing contracts, agreements or employee benefit plans with employees, officers, directors or consultants of BE&K and/or any of its ERISA Affiliates without KBR’s prior written consent.

                    (g)          Any BE&K Benefit Plan that is (or has ever been) funded by, associated with or related to a “voluntary employees’ beneficiary association” under Section 501(c)(9) of the Code (the “Company VEBA”) is in compliance in all material respects with ERISA, the Code and other Applicable Laws. All contributions and payments made or accrued with respect to the Company VEBA are deductible under Code Sections 162 or 404. No amount or any asset of the Company VEBA is subject to tax as unrelated business taxable income under Code Section 511. The Company VEBA is exempt from federal tax. No event has occurred or circumstance exists that will or could give rise to disqualification or loss of tax-exempt status of the Company VEBA. BE&K and any of its ERISA Affiliates have made appropriate entries in their financial records and statements for all obligations and liabilities under the Company VEBA. Other than claims for benefits submitted by participants or beneficiaries, no claim against, or legal proceeding involving the Company VEBA is pending or, to the knowledge of BE&K, is threatened.

                    (h)         No event has occurred and no condition exists with respect to the BE&K Benefit Plans that could subject BE&K or any of its ERISA Affiliates, any BE&K Benefit Plan, the Surviving Company or KBR to any material liability under Applicable Laws.

                    (i)          Each BE&K Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been operated in good faith compliance and complies with the requirements of Section 409A of the Code.

                    (j)          BE&K has previously provided in writing to KBR a complete and accurate list, as of March 11, 2008, of the name, company, home business unit, age, job description, annual rate of compensation and business unit to which the employee is assigned of each salaried employee of BE&K, BE&K Building Group, LLC, Allstates Technical Services, LLC, BE&K International, Inc., BE&K Engineering Company, LLC, BE&K Construction Company, LLC, SW&B Construction Company, LLC, BE&K Government Group, LLC and Jordan-BE&K Federal Group, LLC.

                    (k)          The market value of assets under each BE&K Benefit Plan that is subject to Title IV of ERISA (other than a multiemployer plan as defined in Section 4001(a)(3) of ERISA) equals or exceeds respective benefit obligations for such BE&K Benefit Plans as determined in accordance with GAAP as of March 30, 2008, or, if there is a shortfall, the aggregate value of the unfunded liability for all such BE&K Benefit Plans with such a funding shortfall as determined in accordance with GAAP is approximately $7,150,000 as of March 30, 2008.

                    (l)          No proceeding has been initiated or, to the knowledge of BE&K, threatened by any person (including the Pension Benefit Guaranty Corporation) to terminate any BE&K Benefit Plan that is subject to Title IV of ERISA.

                    (m)        With respect to any multiemployer plan as defined in Section 4001(a)(3) of ERISA to which BE&K (or any ERISA Affiliate) has any liability or contributes (or has at any time contributed or had an obligation to contribute): (i) BE&K and each ERISA Affiliate has or will have, as of the Effective Time, made all required contributions to each such multiemployer plan, and (ii) neither BE&K nor any ERISA Affiliate has incurred any liability under Title IV of ERISA, or would be subject to any such liability if, as of the Effective Time, BE&K and each such ERISA Affiliate were to engage in a complete or partial withdrawal from any such multiemployer plan.

                    (n)         All employee benefit plans, contracts and arrangements that are maintained by BE&K and each ERISA Affiliate that are subject to the laws of any jurisdiction outside of the United States (i) have been established and maintained in accordance with all applicable requirements, (ii) meet all necessary requirements to qualify for any intended special tax treatment and (iii) are funded and/or book-reserved, as intended and as appropriate, based upon reasonable actuarial assumptions and in accordance with Applicable Laws.

           Section 3.13    Labor Matters.

                    (a)          Neither BE&K nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union or similar labor organization. As of the date of this Agreement, to BE&K’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened.

                    (b)          Since April 4, 2005, neither BE&K nor any Subsidiary of BE&K has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, laws, ordinances, rules, regulations, orders or directives with respect to the employment of individuals by, or the employment practices of, BE&K or any Subsidiary of BE&K or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses. There are no unfair labor practice charges or other employee-related complaints against BE&K or any Subsidiary of BE&K pending or, to the knowledge of BE&K, threatened, before any Governmental Agency by or concerning the employees working in their respective businesses.

                    (c)          Neither BE&K nor any Subsidiary of BE&K is under any obligation to provide notice to, consult with, obtain the consent from, or otherwise take action with respect to, any workers’ council, union, employee representative or other similarly situated representative body in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement. Neither BE&K nor any Subsidiary of BE&K is under any obligation to bind KBR or any of its Subsidiaries to any collective bargaining agreement or similar contract, agreement or understanding with a labor union, workers’ council or similar labor organization.

           Section 3.14    Environmental Matters.

                    (a)          BE&K and each Subsidiary of BE&K has been and is in compliance with all applicable orders of any court, Governmental Agency or arbitration board or tribunal and any Applicable Law or other legal requirement (including common law) related to human health and the environment (“Environmental Laws”) except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a BE&K Material Adverse Effect. There are no past or present facts, conditions or circumstances that interfere with the conduct of any of their respective businesses in the manner now conducted or that interfere with continued compliance with any Environmental Law, except for any non-compliance or interference that, individually or in the aggregate, has not had and is not reasonably likely to have a BE&K Material Adverse Effect.

                    (b)          Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a BE&K Material Adverse Effect, no judicial or administrative proceedings or governmental investigations are pending or, to the knowledge of BE&K, threatened against BE&K or its Subsidiaries that allege asbestos-related injuries or the violation of or seek to impose liability pursuant to any

Environmental Law, and there are no facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current (or, to the knowledge of BE&K or its Subsidiaries, former) businesses, assets or properties of BE&K or any Subsidiary of BE&K, including on-site or off-site disposal, release or spill of any material, substance or waste classified, characterized or otherwise regulated as hazardous, toxic, contaminant, solid or hazardous waste, or words of similar meaning under Environmental Laws, including petroleum, petroleum products or byproducts, or radioactive source materials (“Hazardous Materials”) that violate any Environmental Law or are reasonably likely to give rise to (i) costs, expenses, liabilities or obligations for any investigation, cleanup, remediation, disposal or corrective action under any Environmental Law, (ii) liability for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief.

                    (c)          There is not currently, and since April 1, 2003 there has not been, any asbestos or asbestos-containing materials present at any of the businesses, assets or properties owned by BE&K or any of its Subsidiaries (and with respect to properties leased by BE&K or any of its Subsidiaries, to the knowledge of BE&K), except where such asbestos or asbestos-containing materials are managed pursuant to a regulatorily-compliant asbestos management plan so as to render them non-friable. None of BE&K or any of its Subsidiaries has received any notice of liability or of potential liability, or any claim, demand, order or judgment alleging that releases of asbestos or asbestos-containing materials into the environment have occurred, and that such releases have formed the basis on any liability in tort or in law. Since April 1, 2003, none of BE&K or any of its Subsidiaries has placed into commerce any asbestos or asbestos-containing materials, whether through the manufacture, sale or installation thereof, or otherwise (other than with respect to the installation of gaskets utilizing non-friable asbestos). The first and third sentences of this paragraph (c) shall be qualified with respect to each entity that became a Subsidiary of BE&K after April 1, 2003 such that such sentences shall apply to each such Subsidiary (i) only during the time that the entity has been a Subsidiary of BE&K and (ii) for all other times since April 1, 2003 that such entity was not a Subsidiary of BE&K and was in existence, then to the knowledge of BE&K.

                    (d)          Neither BE&K nor any of its Subsidiaries has (i) since April 4, 2005, received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) since April 4, 2005, entered into any consent decree or order or is subject to any order of any court or Governmental Agency or tribunal under any Environmental Law or relating to the cleanup of any Hazardous Materials, except for any such matters as have not had and are not reasonably likely to have a BE&K Material Adverse Effect.

           Section 3.15    Intellectual Property. BE&K and its Subsidiaries own or possess adequate licenses or other valid rights to use all material patents, patent rights, know-how, trade secrets, trademarks, trademark rights, copyrights and other proprietary information and other proprietary intellectual property rights used or held for use in connection with their respective businesses as currently being conducted (all of which are listed in Section 3.15 of the BE&K Disclosure Letter, other than “off-the-shelf” software), and there are no assertions or claims challenging the validity of any of the foregoing. BE&K and its Subsidiaries own or possess adequate licenses or other valid rights to use all material software developed by BE&K or any of its Subsidiaries and used or held for use in connection with their respective businesses as currently being conducted (all of which are listed in Section 3.15 of the BE&K Disclosure Letter, other than “off-the-shelf” software), and there are no assertions or claims challenging the validity of any of the foregoing. The conduct of BE&K’s and its Subsidiaries’ respective businesses as currently conducted does not materially conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others. There is no material infringement of any proprietary right owned by or licensed by or to BE&K or any of its Subsidiaries.

           Section 3.16    Insurance.

                    (a)           Section 3.16 of the BE&K Disclosure Letter sets forth a list of all of the policies of insurance carried as of the date of this Agreement by BE&K and its Subsidiaries. All premiums due and payable under the policies of insurance carried by BE&K and its Subsidiaries have been paid in a timely manner.

                    (b)          No event relating specifically to BE&K or its Subsidiaries has occurred that could reasonably be expected, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date of this Agreement, and no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of BE&K or any Subsidiary of BE&K during the period of one year prior to the date of this Agreement. Prior to the date of this Agreement, no event has occurred, including the failure by BE&K or any Subsidiary of BE&K to give any notice or information or by giving any inaccurate or erroneous notice or information, that materially limits or impairs the rights of BE&K or any Subsidiary of BE&K under any such excess liability or protection and indemnity insurance policies. Since January 1, 2006, BE&K and its Subsidiaries have given notice or have otherwise presented every claim in excess of $100,000treated in good faith by BE&K as covered by insurance under its insurance policies in a timely fashion, and Section 3.16 of the BE&K Disclosure Schedule sets forth a listing of all such notices and presentations. No claim under any such insurance policy has been denied or disputed by the underwriters or issuers thereof.

           Section 3.17    Certain Contracts.

                    (a)          Except as entered into after the date of this Agreement in accordance with the provisions of Section 5.1, there are no outstanding commitments, contracts, agreements or understandings to which BE&K or any of its Subsidiaries is a party or by which they are bound that: (i) constitute prime lump sum, guaranteed maximum, not to exceed or similar fixed-type contracts involving amounts greater than $10 million; (ii) constitute prime, reimbursable contracts involving amounts equal to or greater than $25 million; (iii) constitute a subcontract that (A) relates to a prime contract described in either of clause (i) or (ii) of this Section 3.17(a), (B) involves amounts greater than $5 million and (C) either (I) is not fully bonded (unless such subcontract is protected by an insurance program (including a sub-guard program) that affords equivalent protection as being fully bonded) or (II) does not have back-to-back (flow-through) contract provisions consistent with the related prime contract; (iv) constitute prime contracts that have uncapped limits of liability, or limits of liability in excess of the amount equal to 10% of the value of the underlying contract or agreement, and either (A) involve amounts greater than $500,000 or (B) constitute an industrial service contract; (v) constitute prime contracts that provide for liquidated damages in excess of the greater of (A) $100,000 or (B) 10% of the value of the underlying contract or agreement; (vi) constitute prime contracts that either (A) provide for consequential damages or (B) do not prohibit the recovery of consequential damages and involve amounts greater than $500,000; (vii) constitute prime contracts that involve residential projects that have been completed since May 1, 2005; (viii) guarantee a specific output quantity or throughput or performance standard, or otherwise guarantee a particular process; (ix) contain any covenant restricting BE&K or its Subsidiaries or Affiliates from competing or engaging in any line of business; (x) under which BE&K or any of its Subsidiaries have (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) any indebtedness for borrowed money (other than intercompany indebtedness among BE&K or any of its wholly owned Subsidiaries, but excluding Baltix Corporation, a Delaware corporation), any obligations evidenced by bonds, debentures, notes or similar instruments, any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business, or any obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities (collectively, “Indebtedness”), (B) granted a Lien (other than a Permitted Lien) on their assets, whether tangible or intangible, to secure such Indebtedness, or agreed to any restriction or limitation on distributions, dividends or return on equity, or extended credit to any Person in an amount, individually or in the aggregate, in excess of $250,000 of committed credit (excluding trade receivables in the ordinary course of business) or (C) any indemnity, any guaranty of performance or any agreement to provide credit support or otherwise make capital contributions, loans or advances; (xi) relate to the purchase or sale of any business, corporation, partnership, joint venture or other business organization; (xii) involve a partnership or joint venture between BE&K or any of its Subsidiaries and any other Person (other than BE&K and any of its Subsidiaries); (xiii) involve an agent, consultant or intermediary with BE&K or any of its Subsidiaries, or any similar arrangement; (xiv) involve hedges, swaps, fixed priced commitments or other derivatives; (xv) are with an Affiliate of BE&K or any of its Subsidiaries (other than BE&K or any of its Subsidiaries) or with a director, officer, member, partner of BE&K or any of its Subsidiaries or Affiliates; (xvi) involves real property leased; (xvii) are otherwise material to BE&K or any of its Subsidiaries or was not entered into in the ordinary course of business; or (xviii) the loss of which would reasonably be expected to have a BE&K Material Adverse Effect. The foregoing commitments, contracts, agreements and understandings referenced in clauses (i) through (iii) are referred to herein as “Project Contracts”, the foregoing commitments, contracts, agreements and understandings referenced in clauses (iv) through (xviii) are referred to herein as “BE&K Material Contracts” and the Project Contracts and the BE&K Material Contracts are together referred to herein as the “BE&K P&M Contracts”.

                    (b)          As of the date of this Agreement, each BE&K P&M Contract is in full force and effect, and BE&K and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each BE&K P&M Contract to which they are party. Neither BE&K nor any of its Subsidiaries (x) knows of, or has received written notice of, any material default under (nor, to the knowledge of BE&K, does there exist any condition that with the passage of time or the giving of notice or both would reasonably be expected to result in such a material default under) any BE&K P&M Contract or (y) has received written notice of the desire of the other party or parties to any such BE&K P&M Contract to exercise any rights such party has to cancel, terminate or repudiate such contract or to exercise remedies thereunder. Each BE&K P&M Contract is enforceable by BE&K or a Subsidiary of BE&K in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity, except where such unenforceability does not constitute, individually or in the aggregate, a BE&K Material Adverse Effect. A true and complete copy of the latest project status reports produced prior to April 30, 2008 by BE&K and its Subsidiaries in the ordinary course of business with respect to the projects subject to the Project Contracts have been provided to KBR.

           Section 3.18    Government Contracts.

                    (a)          Since December 31, 2006, and except as would not have, individually or in the aggregate, a Material Adverse Effect on BE&K, with respect to each prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, blanket purchase agreement, letter agreement, purchase order, delivery order, task order, grant, cooperative agreement, bid, change order or other commitment or funding vehicle between BE&K or any of its Subsidiaries and (i) a Governmental Agency, (ii) any prime contractor to a Governmental Agency (a “Government Prime Contractor”) or (iii) any subcontractor with respect to any contract described in subclauses (i) or (ii) (a “Government Subcontractor”; such contracts, being the “Government Contracts”), (A) BE&K and each of its Subsidiaries has complied in all material respects with the terms and conditions of the Government Contracts, including all clauses, provisions and requirements incorporated expressly, by reference or by operation of law therein, (B) BE&K and each of its Subsidiaries has complied in all material respects with the requirements of Applicable Laws pertaining to such Government Contracts, (C) all representations and certifications of BE&K and any of its Subsidiaries executed, acknowledged or set forth in or pertaining to such Government Contracts were complied with and correct in all material respects as of their effective date, and BE&K and each of its Subsidiaries has complied in all material respects with all such representations and certifications, (D) neither the United States Government nor any Government Prime Contractor or Government Subcontractor has notified BE&K or any of its Subsidiaries in writing that BE&K or such Subsidiary has breached or violated any Applicable Law, or any material certification, representation, clause, provision or requirement pertaining to such Government Contracts, (E) no termination for convenience, termination for default, cure notice or show cause notice has been given (and is currently in effect as of the date of this Agreement) pertaining to any Government Contract or claim or request for equitable adjustment by BE&K or any of its Subsidiaries against a Governmental Authority and (F) no Governmental Authority has requested a contract price adjustment based on a claimed disallowance by any applicable Governmental Agency or claim of defective pricing.

                    (b)          BE&K’s and each of its Subsidiaries’ cost accounting and procurement systems with respect to Government Contracts are in compliance in all material respects with all applicable governmental regulations and requirements.

                    (c)          To the knowledge of BE&K, neither BE&K nor any of its Subsidiaries, nor any of their respective directors, officers or employees (i) is (or during the last three years has been) under administrative, civil or criminal investigation, or indictment or audit by any Governmental Agency with respect to any material irregularity, material misstatement or material omission arising under or relating to any Government Contract (other than routine audits, in which no such material irregularities, material misstatements or material omissions were identified) or (ii) during the last three years has conducted or initiated any material internal investigation or made a voluntary disclosure to the United States Government, with respect to any material irregularity, misstatement or omission arising under or relating to any Government Contract.

                    (d)          There exist (i) no outstanding material claims against BE&K or any of its Subsidiaries, either by the United States Government or by any Government Prime Contractor or Government Subcontractor arising under or relating to any Government Contracts and (ii) no material disputes between BE&K or any of its Subsidiaries and the United States Government under the Contract Disputes Act or any other Federal statute or between BE&K or any of its Subsidiaries and any Government Prime Contractor or Government Subcontractor arising under or relating to any Government Contract.

                    (e)          None of BE&K, any of its Subsidiaries or any of its or their respective directors, officers, or employees is or for the last three years has been formally debarred or formally suspended from participation in the award of contracts with any Governmental Agency or has been declared ineligible for contracting with any Governmental Agency.

           Section 3.19    Title, Ownership and Related Matters.

                    (a)          BE&K and its Subsidiaries have good and clear record and defensible title to all of the BE&K Real Property owned by BE&K and its Subsidiaries, free and clear of any Liens, except for Permitted Liens; the improvements constructed on such property are in good condition (ordinary wear and tear excepted), and all mechanical and utility systems servicing such improvements are in good condition, free in each case of material defects.

                    (b)          BE&K and its Subsidiaries have, free and clear of all Liens except for Permitted Liens, defensible title to their respective inventory, equipment and other tangible and intangible property. All major items of equipment and other personal property are, in the aggregate, in a state of repair so as to be adequate in all material respects for reasonably prudent operations in the areas in which they are used or operated, or are to be used or operated. As used in this Agreement, the term “Permitted Liens” shall mean Liens for Taxes not yet delinquent; statutory Liens of lessors; Liens of carriers, warehousemen, repairmen, mechanics and materialmen arising by operation of law in the ordinary course of business, but only to the extent the underlying obligations are not more than 60 days past due or are being contested in good faith; and Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or in connection with surety bond indemnity agreements; and in the case of real property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements, encroachments, servitudes and other similar rights in land granted to other persons, rights of way for sewers, gas lines, electric lines, telephone lines and lines for other similar purposes, or zoning or other restrictions as to the use of real property, and other minor irregularities in title, none of which, individually or in the aggregate (i) interfere in any material respect with the present use of or occupancy of the affected parcel by BE&K or its Subsidiaries, (ii) have more than an immaterial effect on the value thereof or its use or (iii) would impair in any material respect the ability of such parcel to be sold for its present use.

                    (c)          Each of BE&K and its Subsidiaries has complied in all material respects with the terms of all leases of real property to which it is a party and under which it is in occupancy, and all leases to which BE&K or any of its Subsidiaries is a party or under which it is in occupancy are in full force and effect. Each of BE&K and its Subsidiaries enjoys peaceful and undisturbed possession of the properties or assets purported to be leased under its material leases.

           Section 3.20    Customer/Supplier Relationships.

                    (a)          Since January 1, 2007, none of the top 10 customers of each of the building, engineering and construction lines of business of BE&K (based on consolidated revenues of BE&K for the year ended March 30, 2008) have ceased, or have indicated in writing that they will cease, purchasing services, materials or products from BE&K or any of its Subsidiaries. Since January 1, 2007, no material supplier or service provider of BE&K or any of its Subsidiaries has stopped or materially decreased, or indicated in writing that it will stop or materially decrease, the supply of materials, products or services to BE&K or any such Subsidiary, where the effect of such loss of supply would materially impair the ability of BE&K or any of its Subsidiaries to complete the contracts or projects for which the supplier is, or was, so supplying materials, products or services.

                    (b)          Since April 1, 2007 through the date of this Agreement, no Project Contracts between BE&K or any of its Subsidiaries and any customer or supplier have been terminated for cause or for convenience.

           Section 3.21    Backlog. Section 3.21 of the BE&K Disclosure Letter sets forth the backlog of BE&K and each of its Subsidiaries as of March 30, 2008, including the estimate as of such date of the total revenues and gross profit remaining to be earned. Except as set forth thereon, Section 3.21 of the BE&K Disclosure Letter has been prepared by senior management of BE&K or the applicable Subsidiary of BE&K on a basis consistent in all material respects with its past practice of preparing and tracking the backlog of BE&K and its Subsidiaries.

           Section 3.22    Foreign Corrupt Practices and International Trade Sanctions. None of BE&K or any of its Subsidiaries, nor any of their respective directors, officers, agents, employees or any other Persons acting on their behalf, has (a) violated the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq., as amended, or any other similar applicable foreign, federal, or state legal requirement, (b) made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other Person knowing that the Person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing any improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (c) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (d) violated or operated in noncompliance with any export restrictions, money laundering law, anti-terrorism law or regulation, anti-boycott regulations or embargo regulations.

           Section 3.23       Improper Payments. No material bribes, kickbacks or other payments have been made in violation of Applicable Laws by BE&K or any of its Subsidiaries or any agent of any of them in connection with the conduct of their respective businesses or the operation of their respective assets, and none of BE&K, any of its Subsidiaries and any agent of any of foregoing has received any such payments from vendors, suppliers or other persons.

           Section 3.24       No Brokers. BE&K has not entered into any contract, arrangement or understanding with any person or firm that may result in the obligation of BE&K, any of it Subsidiaries, KBR or the Surviving Company to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that BE&K has retained FMI Corporation as BE&K’s financial adviser.

           Section 3.25       Information Supplied. None of the information supplied or to be supplied by or on behalf of BE&K specifically for inclusion in any proxy statement to be delivered by BE&K to the holders of BE&K Class A Common Stock in connection with the special meeting or written consent to adopt this Agreement will, at the date it is first mailed or provided to holders of BE&K Class A Common Stock and at the time of such special meeting or written consent, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES
REGARDING KBR AND MERGER SUB

          Except as set forth in the disclosure letter delivered to BE&K by KBR at or prior to the execution of this Agreement (the “KBR Disclosure Letter”) and making reference in the KBR Disclosure Letter to the particular subsection of this Agreement to which exception is being taken (provided that any information set forth in one section or subsection of the KBR Disclosure Letter shall be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent), KBR and Merger Sub, jointly and severally, represent and warrant to BE&K as follows:

            Section 4.1       Existence; Good Standing; Corporate Authority. KBR is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. KBR is duly qualified to do business and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a KBR Material Adverse Effect. Each of KBR and Merger Sub has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted.

           Section 4.2       Authorization, Validity and Effect of Agreements. KBR has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution of this Agreement and the consummation by KBR of the transactions contemplated hereby have been duly authorized by all requisite corporate action on behalf of KBR. The execution of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby have been duly authorized by all requisite corporate action on behalf of Merger Sub. Each of KBR and Merger Sub has duly executed and delivered this Agreement. Assuming this Agreement constitutes the valid and legally binding obligation of BE&K, this Agreement constitutes the valid and legally binding obligations of each of KBR and Merger Sub, and is enforceable against KBR and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

           Section 4.3       Merger Sub. All of the outstanding capital stock of Merger Sub is owned by an indirect wholly owned Subsidiary of KBR. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, as of the Effective Time, will not have engaged in any activities other than in connection with the transactions contemplated by this Agreement.

           Section 4.4       No Conflict.

                    (a)           Neither the execution and delivery by KBR and Merger Sub of this Agreement nor the consummation by either of them of the transactions contemplated by this Agreement in accordance with the terms hereof will (i) conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of KBR or Merger Sub, as the case may be; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of KBR or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to KBR or any of its Subsidiaries under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which KBR or any of its Subsidiaries is a party, or by which KBR or any of its Subsidiaries or any of their properties may be bound or affected; or (iii) subject to the filings and other matters referred to in Section 4.4(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to KBR or any of its Subsidiaries, except as, in the case of matters described in clause (ii) or (iii), individually or in the aggregate, that have not had and are not reasonably likely to have a KBR Material Adverse Effect.

                    (b)           Neither the execution and delivery by KBR or Merger Sub of this Agreement nor the consummation by either of them of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval, qualification or authorization of, or filing or registration with, any court or governmental or regulatory authority, other than (i) the HSR Act and filings and notifications by KBR or Merger Sub required under applicable non-US antitrust laws set forth in Section 4.4 of the KBR Disclosure Letter and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, except for any consent, approval, qualification or authorization the failure to obtain which, and for any filing or registration the failure to make which, has not had and is not reasonably likely to have a KBR Material Adverse Effect.

           Section 4.5       Sufficient Funds. KBR has sufficient cash resources to pay the Merger Consideration.

           Section 4.6       No Brokers. Neither KBR nor Merger Sub has entered into any contract, arrangement or understanding with any Person that may result in the obligation of BE&K to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

ARTICLE 5
COVENANTS

           Section 5.1       Conduct of Business. Prior to the Effective Time, except as set forth in Section 5.1 of the BE&K Disclosure Letter or as any other provision of this Agreement expressly permits or provides, unless KBR has consented in writing thereto, BE&K:

                    (a)           shall conduct, and shall cause each of its Subsidiaries to conduct, its operations according to the usual, regular and ordinary course in substantially the same manner as heretofore conducted;

                    (b)           shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact their business organizations and goodwill, to keep available the services of their respective officers and employees and to maintain satisfactory relationships with those persons having business relationships with them;

                    (c)           shall not amend or propose to amend its certificate of incorporation or its bylaws;

                    (d)           shall not permit or allow any of its Subsidiaries to amend or propose to amend its certificate of incorporation or its bylaws or other similar organizational document;

                    (e)           shall promptly notify KBR of any change in the condition (financial or otherwise) or business of BE&K or any of its Subsidiaries that is material to BE&K and its Subsidiaries, taken as a whole, or any termination, cancellation or repudiation of, or a material default under, any BE&K P&M Contract, or any litigation or proceedings (including arbitration and other dispute resolution proceedings) or complaints, investigations, inquiries or hearings of any Governmental Agency (or communications indicating that the same may be contemplated) or any material developments in any such litigation, proceedings, complaints, investigations, inquiries or hearings;

                    (f)           shall not, and shall not permit any of its Subsidiaries to, (i) issue any stock, partnership interest, membership interest or other equity security, or effect any change in its capitalization as it existed on the date of this Agreement (it being understood, however, that, in good faith, BE&K may form a teaming agreement or bidding or pre-construction services consortium in the ordinary course of business, consistently applied, in connection with a bid process that may result in a Project Contract (or a contract that would be a Project Contract if it were for a greater contract sum) being entered into, if the underlying bid is successful), (ii) grant, confer or award any option, warrant, conversion right or other right to acquire or otherwise with respect to any share of stock, partnership interest, membership interest or other equity security, or grant or issue any restricted securities; (iii) with respect to any of its former, present or future officers, directors or employees, increase, other than reasonable and prudently determined increases in the ordinary course of business consistent with past practices, any compensation or benefits, award or pay, other than reasonable and prudently determined payments in the ordinary course of business consistent with past practices, any bonuses, establish any bonus plan or arrangement or enter into, amend or extend (or permit the extension of) any employment or consulting agreement, except in each case as required by Applicable Law, or (v) adopt any new employee benefit plan or agreement (including any equity option, benefit or purchase plan) or amend (except as required by Applicable Law) any existing employee benefit plan in any respect;

                    (g)          shall not, and shall not permit any of its Subsidiaries to, (i) declare, set aside or pay any dividend (other than regular quarterly dividends payable on a quarterly dividend payment date in respect of outstanding shares of BE&K Preferred Stock) or make any other distribution or payment with respect to any of its capital stock, partnership interests, membership interests or other equity interests or (ii) redeem, purchase or otherwise acquire any of its capital stock, partnership interests, membership interests or other equity interests or of any of BE&K or any of its Subsidiaries, or make any commitment for any such action;

                    (h)          shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, encumber or otherwise dispose of, or enter into a contract to sell, lease, license, encumber or otherwise dispose of, any of its assets (including equity interests of Subsidiaries) that are, individually or in the aggregate, material to it, except for sales of assets in the ordinary course of business or as otherwise contemplated by Section 5.14;

                    (i)           shall not, and shall not permit any of its Subsidiaries to, (i) acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or (ii) acquire or agree to acquire, directly or indirectly, any assets or securities that would require a filing or approval under the HSR Act or any other antitrust law;

                    (j)           shall not, and shall cause its Subsidiaries not to, change any of the material accounting principles or practices used by it except as may be required as a result of a change in GAAP;

                    (k)          shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to maintain in full force without interruption its present insurance policies or comparable insurance coverage;

                    (l)           shall not, and shall not permit any of its Subsidiaries to, (i) make or rescind any material election relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes except to the extent of any reserve reflected on the Most Recent Balance Sheet relating to such matter that was established in the ordinary course of business consistent with past practice, or (iii) change in any material respect any of its methods of reporting any item for Tax purposes from those employed in the preparation of its Tax Returns for the most recent taxable year for which a return has been filed, except as may be required by Applicable Law;

                    (m)         shall not, and shall not permit any of its Subsidiaries to, (i) incur any additional Indebtedness for borrowed money (other than to BE&K or any of its Subsidiaries or any Non-Subsidiary Entity) or guarantee any such Indebtedness or issue or sell any debt securities or warrants or rights to acquire any of its debt securities or of any of its Subsidiaries or guarantee any debt securities of others, (ii) enter into any material lease (whether such lease is an operating or capital lease) or (iii) create or permit any Liens on its property (other than Permitted Liens);

                    (n)          shall not take any action that could reasonably be expected to delay materially or adversely affect in a material respect the ability of any of the Parties to obtain any consent, authorization, order or approval of any Governmental Agency or the expiration of any applicable waiting period required to consummate the transactions contemplated by this Agreement;

                    (o)          shall not, and shall not permit any of its Subsidiaries to, waive any material claims or rights pertaining to its business, except with respect to engineering and construction projects in the ordinary course of business for a construction and engineering contractor, consistent with past practice by BE&K and its Subsidiaries;

                    (p)          shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other restructuring;

                    (q)          shall not, and shall not permit any of its Subsidiaries to, (i) enter into any commitments, contracts, agreements or understandings that would constitute a BE&K Material Contract or amend, modify or terminate in any material respect any BE&K Material Contract, (ii) amend, modify or terminate in any material respect any Project Contract, other than change orders in the ordinary course of business, consistent with past practice; provided that, the change orders with respect to any particular Project Contract may not, in the aggregate, exceed the value of such Project Contract, (iii) enter into any commitments, contracts, agreements or understandings that would constitute a Project Contract if such commitment, contract, agreement or understanding would also implicate any one or more of clauses (i), (iv), (v), (vi) or (viii) of Section 3.17 or (iv) amend or modify the terms of the agreements relating to the Rintekno Escrow or the North Star Escrow (once entered into), other than an acknowledgment by all affected parties that there are no liabilities or claims associated with the Rintekno Escrow or the North Star Escrow, as applicable, in which case such escrow shall have been broken and the escrowed funds distributed;

                    (r)          shall not, and shall not permit any of its Subsidiaries to, make any capital expenditure or make any commitment to make any capital expenditure unless it is both in the ordinary course of business consistent with past practice and less than $1,000,000, other than (i) pursuant to existing commitments set forth in the BE&K P&M Contracts or (ii) as may be necessary to maintain or restore safe operations or to respond to any catastrophe or other emergency situation;

                    (s)          shall not take any action that would reasonably be expected to result in any condition in Article 6 not being satisfied;

                    (t)          shall not (i) agree in writing or otherwise to take any of the prohibited actions described above or (ii) permit any of its Subsidiaries to agree in writing or otherwise to take any of the prohibited actions described above that refer to Subsidiaries; and

                    (u)          shall not consent to the transfer of any shares of stock of BE&K held by the stockholders who have executed a Support Agreement, other than with respect to the transfer of shares permitted by Item 5 of Section 5.1 of the BE&K Disclosure Letter;

each of such actions set forth in subsections (a) through (u) hereof being the “Enumerated Actions”.

           Section 5.2      Filings; Reasonable Best Efforts, Etc.

                    (a)          Subject to the terms and conditions herein provided, the Parties shall:

                          (i)          make their respective required filings under the HSR Act and any applicable non-U.S. competition, antitrust or premerger notification laws, which filings shall be made promptly (which, in the case of filings required under the HSR Act, shall be not more than 5 Business Days after the date of this Agreement), and thereafter shall promptly make any other required submissions under the HSR Act or such other laws;

                          (ii)         use their reasonable best efforts to cooperate with one another in (A) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, Governmental Agencies in connection with the execution and delivery of this Agreement and the consummation of the Merger and the transactions contemplated by this Agreement; and (B) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations without causing a KBR Material Adverse Effect or a BE&K Material Adverse Effect;

                         (iii)         promptly notify each other of any communication concerning this Agreement or the transactions contemplated hereby to that Party from any Governmental Agency and permit the other Parties to review in advance any proposed communication concerning this Agreement or the transactions contemplated hereby to any Governmental Agency;

(iv) to the extent permitted by Applicable Law, not participate or agree to participate in any meeting or discussion with any Governmental Agency in respect of any filing, investigation or other inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Agency, gives the other Parties the opportunity to attend and participate in such meeting or discussion;

                         (v)          to the extent permitted by Applicable Law, furnish the other Parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and representatives on the one hand, and any Governmental Agency or members of any such Agency’s staff on the other hand, with respect to this Agreement and the transactions contemplated hereby;

                         (vi)         furnish the other Parties with such necessary information and reasonable assistance as such other Parties and their respective Affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Agency, including any filings necessary or appropriate under the provisions of the HSR Act;

                         (vii)        “substantially comply” and certify substantial compliance with any request for additional information (also known as a “second request”) issued pursuant to the HSR Act as soon as reasonably practicable following the issuance of the request for additional information; and

                         (viii)       upon the terms and subject to the conditions herein provided, use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws or otherwise to consummate and make effective, in as expeditious manner as practicable, the transactions contemplated by this Agreement, including using commercially reasonable efforts to satisfy the conditions precedent to the obligations of any of the Parties hereto, to obtain all necessary authorizations, consents and approvals, and to effect all necessary registrations and filings.

                    (b)         Without limiting Section 5.2(a), but subject to Section 5.2(c), the Parties shall each use all commercially reasonable efforts:

(i) to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable;

(ii) to avoid the entry of, or to have vacated, terminated or modified, any decree, order or judgment that would restrain, prevent or delay the Closing; and

                         (iii)          to take any and all steps necessary to obtain any consents or eliminate any impediments to the Merger, including in any way relating to any labor unions, work councils and similar labor organization.

                    (c)          KBR shall not, and shall not permit any of its Affiliates to, take any action that could reasonably be expected to delay materially or adversely affect in a material respect the ability of any of the Parties to obtain any consent, authorization, order or approval of any Governmental Agency or the expiration of any applicable waiting period required to consummate the transactions contemplated by this Agreement.

Nothing in this Agreement shall require KBR or BE&K to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of its assets or limits on its freedom of action with respect to any of its businesses, whether prior to or after the Effective Time, or to commit or agree to any of the foregoing, to obtain any consents, approvals, permits or authorizations or to remove any impediments to the Merger relating to Antitrust Laws or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding relating to the HSR Act or other antitrust, competition, premerger notification or trade-regulation law, regulation or order (“Antitrust Laws”).

           Section 5.3      Exclusivity.

                    (a)          Except as specifically contemplated by Section 5.14, BE&K agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall cause its and such Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization or similar transaction involving BE&K or any of its Subsidiaries, or any sale of 20% or more of the assets (including stock of any of its Subsidiaries) of BE&K and any of its Subsidiaries, or any purchase or sale of, or tender or exchange offer for, its equity securities that, if consummated, would result in any person (or the stockholders of such person) beneficially owning, directly or indirectly, securities representing 20% or more of the voting equity securities of BE&K or any of its Subsidiaries (any such inquiry, proposal, offer or transaction, an “Acquisition Proposal”), (ii) have any discussion with or provide or cause to be provided any non-public information to any Person relating to an Acquisition Proposal, or engage or participate in any negotiations concerning an Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, or execute or enter into, any letter of intent, option agreement, agreement in principle, merger agreement, acquisition agreement or other similar agreement or agree to do any of the foregoing related to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of this Section 5.3 by any Subsidiary of BE&K or representatives of BE&K or any of its Subsidiaries shall be deemed to be a breach of this Section 5.3 by BE&K.

                    (b)          Notwithstanding anything in this Agreement to the contrary, prior to obtaining the BE&K Stockholder Approval, BE&K or its board of directors may (i) engage or participate in negotiations or discussions with, or provide or cause to be provided any information to, any Person in response to an unsolicited Acquisition Proposal that did not result from a breach of paragraph (a) above if (A) BE&K’s board of directors concludes in good faith, after consultation with its outside counsel and financial advisors, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and (B) prior to providing any non-public information to any Person in connection with an Acquisition Proposal by any such Person, BE&K receives from such Person an executed confidentiality agreement having provisions that are no less restrictive than those of the Confidentiality Agreement (it being understood that BE&K may enter into a confidentiality agreement without a standstill provision or with a standstill provision less favorable to BE&K if it waives or similarly modifies the standstill provision in the Confidentiality Agreement); provided that BE&K shall promptly provide or make available to KBR any material non-public information concerning BE&K or any of its Subsidiaries that is provided to the Person making such Acquisition Proposal or such Person’s representatives that was not previously provided or made available to KBR or its representatives, (ii) fail to make, withdraw, modify or qualify (or publicly propose to withdraw, modify or qualify) the BE&K Board Recommendation or approve or recommend (or publicly propose to approve or recommend) any Acquisition Proposal or letter of intent, agreement in principle, acquisition agreement or similar agreement providing for any Acquisition Proposal (a “Change in Recommendation”) if (A) BE&K’s board of directors concludes in good faith, after consultation with its outside counsel and financial advisors, that a Change in Recommendation is necessary in order to comply with its fiduciary obligations or (B) BE&K has received an unsolicited Acquisition Proposal and its board of directors concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal, and its board of directors concludes in good faith, after consultation with its outside counsel and financial advisors, that a Change in Recommendation is necessary in order to comply with its fiduciary obligations; provided, however, that no Change in Recommendation may be made until (x) the fifth Business Day following KBR’s receipt of written notice (a “Notice of Intended Change in Recommendation”) from BE&K advising KBR that BE&K’s board of directors intends to make a Change in Recommendation and specifying the material terms and conditions of the Superior Proposal, if any, that is related to such Change in Recommendation and the identity of the party making such proposal (it being understood and agreed that any amendment to the financial terms or any other material term of any such Superior Proposal shall require a new Notice of Intended Change in Recommendation and a new five Business Day period) or, if the intended Change in Recommendation does not relate to a Superior Proposal, a general description of the material events giving rise thereto and (y) if there is a Superior Proposal, BE&K’s board of directors has approved or concurrently approves a definitive agreement in respect of such proposal and terminates this Agreement pursuant to Section 7.3(b) and otherwise complies with Section 5.6 and the other provisions of this Agreement. Notwithstanding anything in this Agreement to the contrary, disclosure by BE&K of any Acquisition Proposal and the operation of this Agreement with respect thereto shall not be deemed to be a Change in Recommendation. “Superior Proposal” means an Acquisition Proposal that BE&K’s board of directors determines, in good faith and after consultation with its outside counsel and financial advisors, is reasonably capable of being completed, is, in the good faith judgment of BE&K’s board of directors, reasonably capable of being fully financed and is more favorable to the BE&K Stockholders (in their capacity as stockholders) than the transactions provided for in this Agreement, taking into account, among other things, the likelihood and timing of consummation, any proposal or offer by KBR to amend the terms of this Agreement and the Merger during the applicable time periods specified above and such other factors deemed relevant by BE&K’s board of directors; provided that for purposes of the definition of “Superior Proposal”, the references in the definition of “Acquisition Proposal” to “20%” shall be deemed to be “50%”.

                    (c)          BE&K shall notify KBR as promptly as practicable (and in any event within 24 hours after receipt) in writing of any inquiries, proposals or offers related to an Acquisition Proposal that are received by, any confidential information or data that is requested from, or any negotiations or discussions related to an Acquisition Proposal that are sought to be initiated or continued with BE&K or any of its Subsidiaries or any of their representatives,  keep KBR promptly informed of any changes thereto; each such notice shall include the identity of all Persons involved in such matters.

                    (d)          BE&K and its Subsidiaries and each of their respective representatives immediately shall cease and cause to be terminated all activities, discussions and negotiations existing as of the date of this Agreement with respect to any Acquisition Proposal and, to the extent permitted by the applicable confidentiality or similar agreement governing such activities, discussions or negotiations, require any third parties (other than KBR) to such activities, discussions or negotiations to return to BE&K or to destroy all confidential information of BE&K or any of its Subsidiaries.

           Section 5.4      Employee Matters.

                    (a)          The Parties agree that all employees of the BE&K and its ERISA Affiliates immediately prior to the Effective Time shall be employed by the Surviving Company immediately after the Effective Time, it being understood that KBR and the Surviving Company shall, except as required by Applicable Law, have no obligations to continue employing such employees for any length of time thereafter except pursuant to any agreements that are specifically disclosed in Section 5.4 of the BE&K Disclosure Schedule and identified therein as providing such an exception.

                    (b)          KBR shall deem, and shall cause the Surviving Company to deem, the period of employment with BE&K and its ERISA Affiliates to have been employment and service with KBR and the Surviving Company for benefit plan eligibility and vesting purposes (but not for purposes of benefit accruals or benefit computations) for all of KBR’s and the Surviving Company’s employee benefit plans, programs, policies or arrangements to the extent service with KBR or the Surviving Company is recognized under any such plan, program, policy or arrangement.

                    (c)          The Parties further agree that from and after the Effective Time, employees of the Surviving Company shall continue to be covered under the BE&K Benefit Plans and shall not, regardless of any provisions of (i) the BE&K Benefit Plans or (ii) the “employee benefit plans” (as defined under Section 3(3) of ERISA) that are maintained, sponsored or contributed to by KBR or any of its affiliates or subsidiaries (other than the Surviving Company and its subsidiaries) (the “KBR Plans”), be entitled to any benefits under the KBR Plans until such time as the KBR Plans are specifically amended after the Effective Time to provide for such coverage. Nothing contained herein shall obligate the Surviving Company or KBR to continue to provide benefits under any such BE&K Plans or KBR Plans.

                    (d)          No employee of KBR, BE&K or any of their respective Subsidiaries is intended to be a third-party beneficiary of the provisions of this Section 5.4.

                    (e)          Notwithstanding any other provision of this Agreement, KBR and BE&K shall maintain the BE&K Retirement Plan (either as a frozen plan or an active plan, as determined in the sole discretion of KBR) in effect until such time as the Indemnity Escrow Fund, the Excluded Escrow Fund and the Expense Escrow Fund have been terminated and disbursed in full.

           Section 5.5      Inspection.

                    (a)          From the date of this Agreement to the Effective Time, BE&K shall allow designated officers, attorneys, accountants and other representatives of KBR, in each case as designated by KBR, reasonable access, at all reasonable times, upon reasonable notice, to the personnel, records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of BE&K and its Subsidiaries, including inspection of such properties; provided that no investigation pursuant to this Section 5.5 shall affect any representation or warranty given by BE&K hereunder. Notwithstanding the foregoing, BE&K shall not be required to provide any information that (i) it reasonably believes it may not provide to KBR by reason of Applicable Laws or (ii) constitutes information protected by attorney/client privilege. The Parties shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. All non-public information obtained pursuant to this Section 5.5 shall be governed by the Confidentiality Agreement dated January 9, 2008 between KBR and BE&K (the “Confidentiality Agreement”).

                    (b)          BE&K shall promptly provide to KBR a true and complete copy of each of the project status reports produced on or after April 30, 2008 by BE&K and its Subsidiaries in the ordinary course of business, consistent with past practice, with respect to the projects that are the subject of the Project Contracts. BE&K shall provide notice in writing to one of the representatives of KBR designated in Section 5.5 of the KBR Disclosure Letter of the intention of BE&K or any of its Subsidiaries to enter into prior to the Closing any Project Contract referenced in either clause (i) or (ii) of Section 3.17(a); each such notice shall be provided at the same time that such proposed Project Contract is submitted to BE&K’s chief executive officer for his approval.

           Section 5.6      Fees and Expenses.

                    (a)          BE&K shall pay to KBR a fee of $16,500,000 if: (i) BE&K terminates this Agreement pursuant to Section 7.3(b); (ii) KBR terminates this Agreement pursuant to Section 7.4(c); or (iii) (A) this Agreement is terminated pursuant to Section 7.2(a), Section 7.2(c), Section 7.4(a) or Section 7.4(b) and prior to such termination, any Person makes an Acquisition Proposal, which has not been withdrawn (x) in the case of any termination following a failure to obtain the BE&K Stockholder Approval, at least 10 Business Days prior to any stockholder meeting and (y) in the case of any termination pursuant to Section 7.2(a) at least 30 days prior to the Termination Date, and (B) at or within 12 months after the date of the termination, BE&K enters into a definitive agreement to consummate, or consummates, the transactions contemplated by any Acquisition Proposal. Any fee due under this Section 5.6(a) shall be paid by wire transfer of same-day funds on the date of termination of this Agreement (except that in the case of termination pursuant to clause (iii) above such payment shall be made on the earlier of the date of the consummation of such Acquisition Proposal or the date of execution of such definitive agreement) and shall be subject to a credit for any expense reimbursement actually paid pursuant to Section 5.6(b).

                    (b)          BE&K shall reimburse KBR and Merger Sub for all their out-of-pocket expenses actually incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, up to a limit of $4,000,000, if this Agreement is terminated pursuant to Section 7.2(c) (and prior to the stockholder meeting at which the BE&K Stockholder Approval was not obtained relating to such termination, any Person has made an Acquisition Proposal that was not withdrawn at least 10 Business Days prior to such stockholder meeting). Such reimbursement shall be paid upon demand following such termination, except that no payment shall be due under this Section 5.6(b) if BE&K has previously made any payment due under Section 5.6(a).

           Section 5.7      Certain Accounts; Guarantees.

                    (a)          Prior to or at the Closing, BE&K shall, and shall cause BE&K and its Subsidiaries to, settle, repay or cancel (or make provisions for settlement or repayment from the Merger Consideration to be received by the applicable BE&K Stockholders) all accounts that are unpaid (with money owing to or by BE&K or any of its Subsidiaries) as of the Closing Date between (i) BE&K or its Subsidiaries, on the one hand, and (ii) any of the BE&K Stockholders and their Affiliates (other than BE&K and its Subsidiaries), on the other hand (which, for purposes of clarity, shall include Baltix Corporation, a Delaware corporation, and PBR Hotel, Ltd., an Alabama limited partnership). For purposes of clarity, BE&K shall cause each of it and its Subsidiaries not to have, as of the Closing, any obligations or liabilities with respect to Baltix Corporation, a Delaware corporation, and PBR Hotel, Ltd., an Alabama limited partnership, including under the loan agreement referenced in Item 7 of Section 3.8(b) of the BE&K Disclosure Letter.

                    (b)          Prior to or at the Closing, BE&K and its Subsidiaries shall extinguish all guarantees by BE&K and its Subsidiaries of any Indebtedness or other obligation of any Person, other than BE&K or any of its Subsidiaries or other Persons in which BE&K or any of its Subsidiaries has an ownership interest.

           Section 5.8      Financing Cooperation. Prior to or at the Closing, BE&K and its Subsidiaries shall cooperate with KBR upon KBR’s reasonable request in connection with any arrangements proposed by KBR to replace as of or after the Effective Time any bank credit agreements, guarantees or surety bonds or related indemnity agreements currently maintained by BE&K or its Subsidiaries. BE&K and its Subsidiaries shall cooperate with KBR and provide KBR with such information regarding BE&K and its Subsidiaries, and make available such personnel, as KBR may reasonably request in order to assist KBR in connection with any existing or proposed credit agreements of KBR or any of its Subsidiaries and any amendments to any such agreements. In furtherance thereof, and without limiting the foregoing, KBR shall be entitled to provide such information to the banks involved with such credit agreements and their respective attorneys and other representatives.

           Section 5.9      D&O Matters.

                    (a)         KBR and Merger Sub agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers currently indemnified by BE&K and its Subsidiaries (each an “Indemnified Person”) as provided in their respective certificates of incorporation, bylaws (or comparable organizational documents) or other agreements providing indemnification shall survive the Merger and, subject to Applicable Law, shall continue in full force and effect in accordance with their terms.

                    (b)           KBR shall cause to be maintained for a period of not less than six years from the Effective Time either (i) BE&K’s current directors’ and officers’ insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) for Indemnified Persons on the date of this Agreement, so long as the annual premium therefor would not be in excess of 200% of the last annual premium paid prior to the date of this Agreement (such 200% amount, the “Maximum Premium”) or (ii) D&O Insurance with an insurer substantially comparable, to the insurer under the D&O Insurance provided to Indemnified Persons as of the date of this Agreement, of at least the same coverage and amounts and containing terms and conditions no less advantageous to the Indemnified Persons; provided that the annualized premium for such D&O Insurance does not exceed the Maximum Premium, in which case, KBR will obtain the most favorable D&O Insurance available for the Maximum Premium. If the existing D&O Insurance expires, is terminated or canceled during such six-year period, KBR shall use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous than the existing D&O Insurance. BE&K represents to KBR that the Maximum Premium is $252,000.

           Section 5.10      Stockholder Litigation. BE&K shall give KBR, at KBR’s expense, the opportunity to participate in the defense or settlement of any stockholder litigation against BE&K and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without KBR’s prior written consent, which consent shall not be unreasonably withheld.

           Section 5.11      Publicity. Each of KBR and BE&K shall consult with each other before issuing any press release or similar public announcement pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public announcement without the prior consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned, except as may be required by Applicable Laws or by obligations pursuant to any listing agreement with any national securities exchange, in which case the Party proposing to issue such press release or make such public announcement shall use its all reasonable efforts to consult in good faith with the other Party before issuing any such press releases or making any such public announcements.

           Section 5.12      Notification. Each Party shall give to the others prompt notice of (i) any representation or warranty made by it or contained in this Agreement becoming untrue or inaccurate in any material respect and (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that, except as expressly provided in Section 5.13, no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

           Section 5.13       Updates to Disclosure Letters. Without limiting the generality of Section 5.12, BE&K and KBR each shall provide to the other written updates to its respective Disclosure Letter promptly upon becoming aware of facts or circumstances that would cause any of its representations or warranties in Articles 3 or 4, respectively, to be untrue or incomplete in any material respect. Neither BE&K nor KBR may use the fact that it has provided updates to its Disclosure Letter (or the contents of such updates) as a basis for asserting that any of the closing conditions in Sections 6.2(b) and 6.2(c) (with respect to updates provided by KBR) or Sections 6.3(b), 6.3(c) or 6.3(g) (with respect to updates provided by BE&K) have been satisfied. If BE&K has provided updates to the BE&K Disclosure Letter prior to the Closing Date that establish that any of the closing conditions in Sections 6.3(b), 6.3(c) or 6.3(g) have not been satisfied and KBR elects to waive such closing conditions and to proceed with Closing, then KBR shall be precluded after the Closing from using the contents of such updates as a basis for asserting a Claim for indemnification under Article 8; in all other circumstances, such updates from BE&K shall have no impact under this Agreement. Notwithstanding any of the foregoing, if Closing would otherwise occur at a time within three Business Days of the last update provided by BE&K under this Section 5.13, KBR shall have the unilateral right to extend Closing by not more than three Business Days after the date on which KBR last receives any such update, and, if such extension would cause Closing to occur after the Termination Date, to extend the Termination Date by an equal amount of time.

           Section 5.14       Certain Actions Associated with Closing. Prior to the Closing, notwithstanding any other provision in this Agreement, BE&K shall take the actions contemplated by Section 5.14 of the BE&K Disclosure Letter, in each case in accordance and compliance with, and otherwise subject to, any applicable rights of first offer, rights of first refusal, consent or approval rights, notice provisions and any similar obligation or right of any Governmental Agency or any Person. In connection with the cash proceeds from the sale of assets of North Star Communications Group, Inc. (“North Star”) as contemplated in Section 5.14 of the BE&K Disclosure Letter (the “North Star Sale”), BE&K shall take all actions necessary so that such cash proceeds are first used to pay all Taxes associated with such sale not taken into account in the determination of Expected Adjusted Stockholders’ Equity, Closing Adjusted Stockholders’ Equity or Final Adjusted Stockholders’ Equity, as the case may be, then to pay all accounts payable and other obligations of North Star and its Subsidiaries to third-parties arising at any time at or prior to the closing of the North Star Sale, and then to pay all intercompany debt obligations of North Star and its Subsidiaries to BE&K or any of its other Subsidiaries in existence as of the closing of the North Star Sale (collectively, the “North Star Payment Obligations”). If after the pay-off of all North Star Payment Obligations there remains net cash proceeds from the North Star Sale, then (i) if Closing has not yet occurred, the remaining cash proceeds may be distributed for the benefit of the BE&K Stockholders as a portion of the dividend contemplated by Section 5.1 of the BE&K Disclosure Letter and (ii) if Closing has already occurred, KBR shall cause a dollar amount equal to such remaining cash proceeds to be deposited with the Paying Agent and disbursed by the Paying Agent to the BE&K Stockholders as Merger Consideration in accordance with Section 2.7(b).

        Section 5.15          Approval by Holders of BE&K Class A Common Stock.

                    (a)             BE&K shall take all lawful action and use commercially reasonable efforts to obtain, within six days of the date this Agreement was approved and adopted by the board of directors of BE&K, a written consent in lieu of a meeting of at least the number of the holders of BE&K Class A Common Stock that is sufficient to adopt this Agreement in accordance with § 228 of the DGCL and BE&K’s certificate of incorporation and bylaws.

                    (b)            Unless adoption of this Agreement pursuant to paragraph (a) of this Section 5.15 has occurred, BE&K, acting through its board of directors, shall take, in accordance with Applicable Law and BE&K’s certificate of incorporation and bylaws, all reasonable action necessary to duly call, give notice of, convene and hold a meeting of holders of BE&K Class A Common Stock as promptly as reasonably practicable after the execution of this Agreement to consider and vote upon the approval of this Agreement. Subject to Section 5.3, the board of directors of BE&K shall recommend such approval and shall take all reasonable lawful action to solicit such adoption of this Agreement. BE&K shall keep KBR updated with respect to the proxy solicitation results as reasonably required by KBR.

           Section 5.16       BE&K Preferred Stock. At or prior to the Closing, BE&K shall redeem all of the issued and outstanding shares of BE&K Preferred Stock for an aggregate purchase price equal to $1,000 per share plus accrued and unpaid dividends through the date of redemption, and otherwise on terms reasonably acceptable to KBR.

           Section 5.17       Notices and Consents. KBR and BE&K shall, and BE&K shall cause its Subsidiaries to, give all required notices to those third parties, and use commercially reasonable efforts to obtain those third party consents, that are necessary, proper or advisable in connection with the transactions contemplated by this Agreement, including under all guaranty or surety bonds and related indemnity agreements, including Item 6 in Section 3.6(b), Item 2 in Section 3.7(a) and Items 4 and 5 in Section 3.7(b) of the BE&K Disclosure Letter.

           Section 5.18       Certain Insurance Matters. After Closing, KBR shall cause BE&K and its Subsidiaries not to cancel the “errors and omissions” insurance coverage maintained by BE&K and its Subsidiaries as of the date of this Agreement; it being understood, however, that none of KBR, BE&K or any of their respective Subsidiaries shall be under any obligation to maintain or otherwise cause to exist any such insurance coverage (or similar coverage) beyond the current term of such insurance coverage existing as of the date of this Agreement.

ARTICLE 6
CONDITIONS

           Section 6.1         Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger shall be subject to the fulfillment or waiver by each of the Parties to this Agreement (subject to Applicable Laws) at or prior to the Closing Date of the following conditions:

                    (a)            Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

                    (b)            The BE&K Stockholder Approval shall have been obtained;

                    (c)            Other than the filings provided for by Section 1.2, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental

Agency the failure of which to file, obtain or occur is reasonably likely to have a BE&K Material Adverse Effect or a KBR Material Adverse Effect shall have been filed, been obtained or occurred;

                    (d)          No Governmental Agency or federal, state or foreign court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decree, judgment, ruling, injunction or other order or statute, rule, regulation that is in effect and that has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; and

                    (e)          The Escrow Agent shall have delivered the Escrow Agreement, duly executed by the Escrow Agent.

          Section 6.2       Conditions to Obligation of BE&K to Effect the Merger. The obligation of BE&K to effect the Merger shall be subject to the fulfillment or waiver by BE&K at or prior to the Closing Date of the following conditions:

                    (a)          KBR and Merger Sub shall have performed, in all material respects, their covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date;

                    (b)          the representations and warranties of KBR and Merger Sub contained in this Agreement that are qualified as to materiality or as to a KBR Material Adverse Effect shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, on and as of the Closing Date as if made on and as of such date (except to the extent that any such representation or warranty is made as of a specified date or only with respect to a specific period of time, in which case such representation or warranty shall have been true and correct only as of such specified date or with respect to such period);

                    (c)          BE&K shall have received a certificate of KBR, executed on its behalf by the Chief Executive Officer or Chief Financial Officer thereof, dated the Closing Date, certifying to the matters set forth in subsections (a) and (b) of this Section 6.2;

                    (d)          BE&K shall have received written opinions of counsel dated as of the Closing Date in form and substance reasonably satisfactory to BE&K and in substantially the forms attached hereto as Exhibit C-1 and C-2;

                    (e)          KBR shall have the delivered the Escrow Agreement, duly executed by KBR and shall have deposited with the Escrow Agent cash or immediately available funds equal to the amounts specified in clauses (a), (b) and (c) of Section 2.5;

                    (f)          KBR shall have delivered a Paying Agent Agreement with respect to the matters contemplated by Section 2.7, duly executed by KBR and the Paying Agent;

                    (g)          in accordance with Section 2.4, KBR shall have deposited with the Paying Agent cash or immediately available funds equal to the excess of the Initial Purchase Price over the amount of cash deposited by KBR with the Escrow Agent in accordance with Section 6.2(e);

                    (h)          KBR shall have delivered such other documents and instruments as BE&K or its counsel may reasonably request in connection with the transactions contemplated hereby.

           Section 6.3      Conditions to Obligation of KBR and Merger Sub to Effect the Merger. The obligations of KBR and Merger Sub to effect the Merger shall be subject to the fulfillment or waiver by KBR at or prior to the Closing Date of the following conditions:

                    (a)          BE&K shall have performed, in all material respects, its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date;

                    (b)          the representations and warranties of BE&K contained in this Agreement that are qualified as to materiality or as to a BE&K Material Adverse Effect shall be true and correct in all respects, and those that are not so qualified shall be true and correct in all material respects, on and as of the Closing Date as if made on and as of such date (except to the extent that any such representation or warranty is made as of a specified date or only with respect to a specified period of time, in which case such representation or warranty shall have been true and correct as of such specified date or with respect to such period);

                    (c)          KBR and Merger Sub shall have received (x) a certificate of BE&K, executed on its behalf by the Chief Executive Officer or Chief Financial Officer thereof, dated the Closing Date, certifying to the matters set forth in subsections (a) and (b) of this Section 6.3;

                    (d)          KBR shall have received a written opinion of counsel dated as of the Closing Date in form and substance reasonably satisfactory to KBR and substantially in the form attached hereto as Exhibit D;

                    (e)          BE&K shall have delivered to KBR an affidavit, dated the Closing Date, stating that BE&K is not, and has not been during the preceding five years, a United States real property holding corporation within the meaning of Section 897 of the Code;

                    (f)          BE&K shall have effected (or shall effect immediately before Closing, as part of the Closing) all of the actions contemplated by Sections 5.14, 5.16 and 5.17;

                    (g)          at any time after the date of this Agreement, there shall not have occurred and be continuing as of the Closing Date any change, event, occurrence, state of facts or development that individually or in the aggregate has had or is reasonably likely to have a BE&K Material Adverse Effect;

                    (h)          BE&K shall have delivered to KBR a certificate from the Secretary of State of the State of Alabama, and each other state set forth in Section 6.3 of the BE&K Disclosure Letter, dated within five Business Days of the Closing Date, or such other date prior to the Closing Date that is reasonably acceptable to KBR, confirming the qualification to transact business and good standing of KBR in such states;

                    (i)          BE&K shall have delivered to KBR year-end financial statements for the year ended March 30, 2008 that have been audited by Ernst & Young LLP, and the report of such accounting firm shall not contain a going-concern qualification regarding BE&K;

                    (j)          each of the parties (other than BE&K and its Affiliates) to the “Liberty Indemnity” and the “St. Paul Indemnity”, in each case as referenced in Section 3.7 of the BE&K Disclosure Letter, shall have provided notice in writing to BE&K and KBR that such parties consent to the Merger and will maintain in effect the referenced agreements of indemnity, as they exist as of the date of this Agreement, in accordance with their terms, or a substitute surety, reasonably satisfactory to KBR, shall have replaced such sureties on terms reasonably satisfactory to KBR; and

                    (k)          BE&K shall have delivered such other documents and instruments as KBR or its counsel may reasonably request in connection with the transactions contemplated hereby.

ARTICLE 7
TERMINATION

           Section 7.1      Termination by Mutual Consent. This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time by the mutual written consent of BE&K and KBR.

           Section 7.2      Termination by KBR or BE&K. This Agreement may be terminated at any time prior to the Effective Time by action of KBR or BE&K if:

                    (a)          the Merger shall not have been consummated by September 30, 2008 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this clause (a) shall not be available to KBR if either KBR or Merger Sub shall have failed to perform or observe in any material respect any of its obligations under this Agreement in any manner and such failure shall have been the cause of, or resulted in, the failure of the Merger to occur on or before such date; and provided, further, however, that the right to terminate this Agreement pursuant to this clause (a) shall not be available to BE&K if BE&K shall have failed to perform or observe in any material respect any of its obligations under this Agreement in any manner and such failure shall have been the cause of, or resulted in, the failure of the Merger to occur on or before such date;

                    (b)          a court of competent jurisdiction or Governmental Agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this clause (b) shall have complied with Section 5.2 and, with respect to other matters not covered by Section 5.2, shall have used its reasonable best efforts to remove such injunction, order or decree; or

                    (c)          if, at a duly held meeting of the holders of BE&K Class A Common Stock or any adjournment thereof at which the BE&K Stockholder Approval is voted upon, the BE&K Stockholder Approval shall not have been obtained.

           Section 7.3     Termination by BE&K. This Agreement may be terminated at any time prior to the Effective Time by action of the board of directors of BE&K if:

                    (a)          KBR or Merger Sub shall have breached any representation or warranty or failed to perform any covenant or agreement set forth in this Agreement or any representation or warranty of KBR or Merger Sub shall have become untrue, in any case such that the conditions set forth in Section 6.2 would not be satisfied (assuming for purposes of this Section 7.3 that the references in Section 6.2 to “Closing Date” mean the date of termination pursuant to this Section 7.3), and such breach shall not be curable, or, if curable, shall not have been cured within 30 days after written notice of such breach is given to KBR by BE&K; provided, however, that BE&K may not terminate this Agreement under this Section 7.3 if it is then in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that KBR would then be entitled to terminate this Agreement under Section 7.4 (without giving effect to the proviso in Section 7.4); or

                    (b)          prior to receipt of the BE&K Stockholder Approval, BE&K’s board of directors shall have effected a Change in Recommendation in accordance with Section 5.3(b); provided however, that BE&K shall have complied with all provisions thereof, including the notice provisions therein, and provided, further, that such termination under this Section 7.3(b) shall not be effective until BE&K has made payment to KBR of the fees and expenses pursuant to Section 5.6.

           Section 7.4      Termination by KBR. This Agreement may be terminated at any time prior to the Effective Time by action of the board of directors of KBR if:

                    (a)          BE&K shall have breached any representation or warranty or failed to perform any covenant or agreement set forth in this Agreement or any representation or warranty of BE&K shall have become untrue, in any case such that the conditions set forth in Section 6.3 would not be satisfied (assuming for purposes of this Section 7.4 that the references in Section 6.3 to “Closing Date” mean the date of termination pursuant to this Section 7.4), and such breach shall not be curable, or, if curable, shall not have been cured within 30 days after written notice of such breach is given to BE&K by KBR; provided, however, that KBR may not terminate this Agreement under this Section 7.4 if it or Merger Sub is then in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that BE&K would then be entitled to terminate this Agreement under Section 7.3 (without giving effect to the proviso in Section 7.3);

                    (b)          BE&K does not obtain written consents from a sufficient number of the holders of BE&K Class A Common Stock in accordance with the provisions of Section 5.15 within the time specified in Section 5.15, provided, that upon the BE&K Stockholder Approval having been obtained, KBR shall no longer have the right to terminate this Agreement pursuant to this Section 7.4(b); or

                    (c)          there is a Change in Recommendation.

           Section 7.5      Effect of Termination. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 7, all obligations of the Parties shall terminate, except the obligations of the Parties pursuant to this Section 7.5, the last sentence of Section 5.5, Section 5.6 and Section 5.11 and except for the provisions of Sections 9.1, 9.2, 9.3, 9.5, 9.7, 9.8, 9.9, 9.11, 9.12 and 9.13, provided that nothing herein shall relieve any Party from any liability for any willful and material breach by such Party of any of its representations, warranties, covenants or agreements set forth in this Agreement and all rights and remedies of the nonbreaching Parties under this Agreement, at law or in equity, shall be preserved.

           Section 7.6      Extension; Waiver. At any time prior to the Effective Time, BE&K, on the one hand, and KBR, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of KBR and Merger Sub, on the one hand, and BE&K, on the other hand, (b) waive any inaccuracies in the representations and warranties made or contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of BE&K, on the one hand, and KBR and Merger Sub, on the other hand, contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE 8
SURVIVAL; INDEMNIFICATION

           Section 8.1      Survival.

                    (a)          The representations and warranties of BE&K contained in this Agreement shall, without regard to any investigation by KBR, survive the Closing for a period ending on the day that is 18 months following the Closing Date. The representations and warranties of KBR and Merger Sub shall not survive the Closing. The covenants and agreements of BE&K that by their terms do not contemplate performance after the Closing Date shall survive the Closing for a period ending on the day that is 18 months following the Closing Date (other than those covenants and agreements contained in Section 5.2(a) and (b), which shall not survive the Closing). The covenants and agreements of KBR that by their terms do not contemplate performance after the Closing Date shall not survive the Closing. The other covenants and agreements that by their terms contemplate performance after the Closing Date shall survive the Closing in accordance with their respective terms until such covenant or agreement has been performed. The applicable survival period set forth above for each such covenant, agreement, representation or warranty is referred to herein as the “Survival Period”.

                    (b)       No claim for Damages or other relief of any kind (including a claim under Section 8.2(a)) arising out of or relating to the breach of any representation, warranty, covenant or agreement under this Agreement may be brought by KBR unless a written notice describing the nature of the claim, the theory of liability or the nature of the relief sought and the material factual assertions upon which the claim is based is given to the Stockholders’ Representatives as contemplated by Section 2.4 before the termination of the applicable Survival Period. Notwithstanding anything herein to the contrary, any representation, warranty, covenant or agreement that would otherwise terminate shall continue to survive for any claim for Damages with respect to which such notice is given pursuant to this Agreement prior to the end of the Survival Period, until the matter is finally resolved and any related Damages are paid.

           Section 8.2      Indemnification; Claims Against Escrow Funds.

                    (a)          Subject to the further provisions hereof, KBR, Merger Sub and their respective Affiliates and respective successors and permitted assigns, and their respective stockholders, members, officers, directors, managers, employees, agents and representatives, and each of their heirs, executors, successors and assigns (“KBR Indemnified Parties”), shall be indemnified in respect of:

                         (i)          Any and all actual damages relating to any demands, claims, lawsuits, causes of action, losses, investigations and other proceedings (whether or not before a court or Governmental Agency and whether or not brought by a third party), including reasonable attorney’s fees actually incurred, court costs and other documented out-of-pocket expenses incurred investigating or preparing for the foregoing (including any accruals, made in accordance with GAAP, after the Closing by BE&K or any of its Subsidiaries in respect of a fiscal year from and including 1998 through 2008 that is associated with a deductible in respect of either workers’ compensation insurance coverage or general liability insurance coverage, but only after taking into account all accruals and releases or reversals of previous accruals made after the Closing Date in accordance with GAAP, determined on an aggregate net basis in respect of the fiscal years 1998 through 2008) (collectively, “Damages”), that arise out of any breach of any of the covenants or other agreements of BE&K in this Agreement;

(ii) Damages that arise out of any breach of the representations and warranties of BE&K in this Agreement;

                         (iii)         Damages associated with (A) the ownership by, and the sale under a Share Purchase Agreement with Neste Jacobs Oy dated December 28, 2007 (the “Rintekno Purchase Agreement”) by, BE&K of its interest in the shares of Rintekno Oy, a Finnish limited liability company (“Rintekno”), (B) the ownership of North Star, and the North Star Sale, and (C) the ownership of, and transfer of the interest of BE&K International, Inc. in, the capital stock of Baltix Corporation, a Delaware corporation, limited partnership interests in PBR Hotel, Ltd., an Alabama limited partnership, and the interest of BE&K International, Inc. in the loan referenced in Item 7 of Section 3.8(b) of the BE&K Disclosure Letter (collectively, the “Daugava Hotel Interest”, and, together with Rintekno and North Star, collectively, the “Excluded Businesses”) (and such Damages shall be deemed to include any Tax costs and other adverse Tax impacts from the sale or disposition of any of the Excluded Businesses that have not been taken into account in the Expected Adjusted Stockholders’ Equity, the Closing Adjusted Stockholders’ Equity or the Final Adjusted Stockholders’ Equity, as the case may be), notwithstanding any disclosures set forth in the BE&K Disclosure Letter, except as expressly set forth in Section 8.2(b)(iii); provided, that no Damages associated with Rintekno shall be deemed to exist for purposes of this clause (iii) with respect to those amounts of cash that are properly paid from the escrow fund established pursuant to the Escrow Agreement 2, dated February 29, 2008 between BE&K and Neste Jacobs Oy (the “Rintekno Escrow”); and provided, further, that no Damages associated with North Star and the North Star Sale shall be deemed to exist for purposes of this clause (iii) with respect to those amounts of cash that are properly paid from the escrow fund established pursuant to the escrow agreement referenced in Schedule 5.14 of the BE&K Disclosure Letter associated with the North Star Sale (the “North Star Escrow”).

                    (b)          The foregoing obligation to the KBR Indemnified Parties set forth in Section 8.2(a) shall be subject to each of the following qualifications and limitations:

                         (i)          No reimbursement or payment for any Damages asserted against by the KBR Indemnified Parties under Section 8.2(a)(ii) (other than in connection with the representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.4, 3.5 and 3.26, which shall not be subject to any of the limits in this clause (i), including, except with respect to the representations and warranties set forth in Sections 3.1 and 3.5 as to the qualifications or licenses of BE&K or its Subsidiaries in jurisdictions other than their jurisdictions of incorporation or organization, the proviso contained herein) shall be required unless and until the cumulative aggregate amount of such Damages equals or exceeds $2,750,000 (the “Indemnification Threshold”), in which case the KBR Indemnified Parties shall be entitled to the aggregate amount of all Damages in excess of the Indemnification Threshold; provided that any Damages that individually (which, for this purpose, shall be combined with all Damages based upon the same or substantially related set of facts) total less than or equal to $100,000 (“De Minimis Losses”) shall be excluded in their entirety and the KBR Indemnified Parties shall not be indemnified for any such De Minimis Losses (however, for purposes of clarity, with respect to any Damages in excess of $100,000, there shall be no deduction from such amount of Damages associated with any such $100,000 De Minimis Loss).

                         (ii)          For all determinations made after the Closing regarding the existence of a breach of any of BE&K’s representations and warranties in Article 3 for the purposes of Section 8.2(a)(ii) or the amount of any Damages with respect thereto, all such representations and warranties that are qualified by materiality or by reference to BE&K Material Adverse Effect (other than the representations and warranties contained in Section 3.26) shall be deemed to be not so qualified.

                         (iii)         Notwithstanding anything to the contrary contained in this Agreement, the aggregate amount of Damages and the source of payment thereof for which the KBR Indemnified Parties shall be entitled to indemnification (A) under Sections 8.2(a)(i) and 8.2(a)(ii) shall be limited to the Indemnity Escrow Fund and (B) under Section 8.2(a)(iii) shall be limited to the Indemnity Escrow Fund, the Excluded Business Escrow Fund, the North Star Escrow and the Rintekno Escrow; it being understood that no amounts may be paid from either the Excluded Business Escrow Fund or the Indemnity Escrow Fund with respect to Claims arising from claims made under the Rintekno Purchase Agreement or the purchase agreement to be executed in connection with the North Star Sale (as such agreement is described in Section 5.14 of the BE&K Disclosure Letter) until all amounts in the Rintekno Escrow or the North Star Escrow, as applicable, have been paid out in accordance with their terms, provided such claims may be paid from the Rintekno Escrow or the North Star Escrow, as applicable, in accordance with their terms.

(iv) If applicable, the right to make a claim for Damages is subject to the terms and conditions of the potential limitation set forth in Section 5.13.

                    (c)          The indemnities provided in this Section 8.2 shall survive the Closing. After Closing, the indemnity provided in this Section 8.2 shall be the sole and exclusive remedy of the KBR Indemnified Parties at law or in equity under this Agreement and the transactions contemplated hereby, including for any breach of any of the certifications, representations, warranties or covenants set forth in this Agreement or in any certificates delivered pursuant to Section 6.3(c). All claims by any KBR Indemnified Parties for Damages under this Section 8.2 shall be made only against, and shall be limited to, the Indemnity Escrow Fund and the Excluded Business Escrow Fund as contemplated by Section 2.5 and, also with respect to Damages arising under Section 8.2(a)(iii), the North Star Escrow and the Rintekno Escrow. The Parties agree to treat any indemnity payment made pursuant to this Section 8.2 as an adjustment to the Final Purchase Price unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

                    (d)          Prior to the Closing, if any of the conditions set forth in Sections 6.1 or 6.3 shall have become incapable of fulfillment and shall not have been waived by KBR, then KBR shall have the remedy provided to it in Section 7.4, in addition to such other remedies as may be available to it under Applicable Law.

                    (e)          After the Closing, if KBR discovers any breach by BE&K in any of its covenants that occurred prior to the Closing or inaccuracy in any of BE&K’s representations or warranties contained in this Agreement or in any certificate delivered hereunder, and, provided KBR makes a Claim Notice for indemnification pursuant to this Agreement within the Survival Period, then KBR shall be indemnified by way of the Indemnity Escrow Fund and the Excluded Business Escrow Fund from and against all Damages (subject to the limitations contained in this Article 8) arising out of or resulting from such breach or inaccuracy, and, also with respect to Damages arising under Section 8.2(a)(iii), the North Star Escrow and the Rintekno Escrow. Each Claim Notice of KBR shall be sent in accordance with the notice provisions of this Agreement or the Escrow Agreement, as applicable.

                    (f)          KBR shall notify the Stockholders’ Representatives promptly upon receipt of any claim asserted by a third party against any KBR Indemnified Party (including, after the Closing, BE&K or its Subsidiaries and including claims by the purchasers under the purchase agreements relating to the disposition of Rintekno and the North Star Sale) (a “Third Party Claim”) that are reasonably likely to give rise to a claim by KBR under this Section 8.2. The Stockholders’ Representatives shall have the right to participate in, but not control, any such defense through their own counsel, and the fees and expenses of such counsel and other expenses the Stockholders’ Representatives subsequently incur in connection with such defense shall be borne by the Stockholders’ Representatives; the Stockholders’ Representatives shall be entitled to draw on the Expense Escrow Fund for the payment or reimbursement of such fees and expenses. KBR shall keep the Stockholders’ Representatives reasonably informed of all material developments regarding the resolution of any such Third Party Claims. KBR shall not settle (i) a Third Party Claim that is reasonably likely to give rise to a claim by KBR under this Section 8.2 or (ii) a claim against the Rintekno Escrow or the North Star Escrow, without, in each case, the consent of the Stockholders’ Representatives, unless such consent is unreasonably withheld.

           Section 8.3       Tax Contest. Notwithstanding any provision in Section 8.2, following the Closing Date, KBR shall have the sole right to conduct any Tax audit or other Tax contest relating to BE&K and any of its Subsidiaries; provided, however, that to the extent that there is a claim relating to Taxes that is subject to indemnification in accordance with this Article 8, KBR shall (i) give notice to the Stockholders’ Representatives of such claims that are reasonably likely to result in Damages, (ii) allow the Stockholders’ Representatives, acting as a single group, to comment on such matters and provide to the Stockholders’ Representatives information reasonably requested by such Stockholders’ Representatives, acting as a single group, and permit the Support Stockholder, acting as a single group, to evaluate such claim, and (iii) to the extent comments from the Stockholders’ Representatives are received, reasonably and in good faith consider such comments.

           Section 8.4       Other Indemnification Matters. The amount of any Damages for which indemnification is provided under this Article 8 shall be computed net of (a) any reserves specifically relating to the Damages, where such reserves are set forth in the balance sheets used in determining the Closing Adjusted Stockholders’ Equity, and (b) any insurance or other proceeds received by the KBR Indemnified Parties in connection with such Damages.

           Section 8.5       Reliance. KBR acknowledges that neither BE&K nor any BE&K Stockholder has made any representation or warranty, expressed or implied, or as to the accuracy or completeness of any information furnished or made available to KBR and its representatives, except as expressly set forth in this Agreement or the agreements, certificates or instruments delivered in connection with this Agreement, and, except as set forth in this Agreement or the agreements, certificates or instruments delivered in connection with this Agreement, neither any BE&K Stockholder nor BE&K shall have or be subject to any liability to KBR or any other Person resulting from the distribution to KBR, or KBR’s use of or reliance on, any such information or any information, documents or material made available to KBR in any “data rooms”, management presentations or in any other form in expectation of or in connection with, the transactions contemplated hereby.

ARTICLE 9
GENERAL PROVISIONS

           Section 9.1       Notices. Except as otherwise provided herein, any notice required to be given hereunder shall be sufficient if in writing and sent by facsimile transmission, courier service (with proof of service) or hand delivery, addressed as follows:

(a)	if to KBR or Merger Sub, to it at:

KBR, Inc.
601 Jefferson St.
Houston, Texas 77002
	Attention:	General Counsel
	Facsimile:	(713) 753-2017

with a copy, which will not constitute notice for purposes hereof, to:

Andrews Kurth LLP
600 Travis Street, Suite 4200
Houston, Texas 77002-4200
	Attention:	G. Michael O’Leary or
W. Lance Schuler
	Facsimile:	(713) 238-7130
(713) 238-7193

(b)	if to BE&K, to it at:

BE&K, Inc.
2000 International Park Drive
Birmingham, Alabama 35243
	Attention:	Clyde M. Smith and
A. H. Gaede
	Facsimile:	(205) 972-6798 and
(866) 449-7823, respectively

with a copy, which will not constitute notice for purposes hereof, to:

Bradley Arant Rose & White LLP
1819 Fifth Avenue North
Birmingham, Alabama 35203
	Attention:	John K. Molen
	Facsimile:	(205) 521-8800 and (205) 488-6238

or to such other address as any Party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so sent by facsimile transmission or so delivered by courier or hand.

           Section 9.2      Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties. Notwithstanding the foregoing, Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to KBR or to any direct or indirect wholly owned Subsidiary of KBR. Subject to the forgoing, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Except as provided Section 5.9, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, other than the BE&K Stockholders (and their heirs and personal representatives), who shall be deemed third party beneficiaries of this Agreement after the Effective Time to the extent of their rights to receive payments under Article 2 and under the Escrow Agreement. The Stockholders’

Representatives, and only the Stockholders’ Representatives, shall be entitled to bring an action and make a claim against KBR for any breach by KBR of Section 5.4.

           Section 9.3      Entire Agreement. This Agreement, the exhibits to this Agreement, the BE&K Disclosure Letter, the KBR Disclosure Letter, the Confidentiality Agreement and the Support Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect thereto. The BE&K Disclosure Letter, the KBR Disclosure Letter and all exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

           Section 9.4      Amendments. This Agreement may be amended by the Parties. To be effective, any amendment or modification hereto must be in a written document each Party has executed and delivered to the other Parties.

           Section 9.5      Governing Law. This Agreement and the rights and obligations of the Parties shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law provisions thereof that would cause the laws of any other jurisdiction to apply.

           Section 9.6      Counterparts This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the Parties.

           Section 9.7      Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the Parties only and shall be given no substantive or interpretative effect whatsoever.

           Section 9.8      Interpretation. For purposes of this Agreement, (a) words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other gender as the context requires, (b) the terms “hereof”, “herein”, “herewith” and “hereunder” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement and (c) the words “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

           Section 9.9      Certain Definitions. In this Agreement:

                    (a)          The phrase “to the knowledge of” and similar phrases relating to knowledge of BE&K shall mean the collective knowledge, after reasonable inquiry, of the individuals listed in Section 9.9 of the BE&K Disclosure Letter.

                    (b)          “ Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the first mentioned Person.

                    (c)          “ Business Day” means a day other than a Saturday, Sunday or other day on which banks located in the State of Texas or the State of Alabama are authorized or required by Applicable Laws to close.

                    (d)          “ Control” and its derivative expressions means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

                    (e)          “ Material Adverse Effect” means, with respect to any Party, any change, effect, event, occurrence, state of facts or development that individually or in the aggregate has a material adverse effect on or change in (i) the business, assets, prospects, financial condition or results of operations of such Party and its Subsidiaries, taken as a whole, except for any such change or effect that arises or results from (A) changes in general economic, capital market, regulatory or political conditions or changes in law or the interpretation thereof that, in any case, do not disproportionately affect such Party or any of its Subsidiaries in any material respect, (B) changes that affect generally the industries in which such Party and its Subsidiaries are engaged and do not disproportionately affect such Party or any of its Subsidiaries in any material respect, (C) acts of war or terrorism that do not disproportionately affect such Party in any material respect or (ii) the ability of the Party to consummate the transactions contemplated by this Agreement or to fulfill the conditions to Closing.

                    (f)          The term “Person” means any individual, corporation, partnership, limited liability company, association, trust, incorporated organization, other entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended).

                    (g)          The term “Subsidiary,” when used with respect to any Party, means any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Party directly or indirectly owns or controls at least 50% of the securities or other interests having by their terms ordinary voting power to elect at least 50% of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Party is a general partner or managing partner.

           Section 9.10    Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, or delay or omission in the exercise of any right, power or remedy accruing to any Party as a result of any breach or default hereunder by any other Party shall be deemed to impair any such right, power or remedy, nor shall it be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any Party of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

           Section 9.11     Severability. If any provision of this Agreement is invalid, illegal or unenforceable, that provision shall, to the extent possible, be modified in such a manner as to be valid, legal and enforceable but so as to retain most nearly the intent of the Parties as expressed herein, and if such a modification is not possible, that provision shall be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

           Section 9.12     Further Assurances. Upon request from time to time, the Parties shall execute or cause to be executed and delivered such other documents and instruments and shall do such other acts that may be reasonably necessary or desirable to consummate the transactions contemplated hereby and to carry out the intent of this Agreement.

           Section 9.13     Enforcement; Consent to Jurisdiction and Venue; Waiver of Jury Trial.

                    (a)          The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to the fullest extent permitted by Applicable Law to an injunction or injunctions to prevent or restrain breaches, violations, defaults or threatened breaches, violations or defaults of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of Delaware in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties (i) consents to submit itself to the personal jurisdiction of the state court located in the State of Delaware, and that the Court of Chancery shall be the exclusive jurisdiction in the event any dispute arises out of this Agreement or the Merger, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or the Merger in any court other than the Court of Chancery of Delaware in the State of Delaware. Each of the Parties agrees that a final non-appealable judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner permitted by Applicable Law.

                    (b)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS

AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13(b).

[Signature Page Follows]

          The Parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

BE&K, INC.

By:	/s/ T. Michael Goodrich

Name:	T. Michael Goodrich
Title:	Chairman and CEO

KBR, INC.

By:	/s/ David L. Zimmerman

Name:	David L. Zimmerman
Title:	President-Services

WHITEHAWK SUB, INC.

By:	/s/ David L. Zimmerman

Name:	David L. Zimmerman
Title:	Vice President